Exhibit 99.1

ABENGOA

Innovative Technology Solutions for Sustainability

Consolidated condensed interim financial statements

01 Auditor’s report

Deloitte S.L. Américo Vespucio, 13 Isla de la Cartuja 41092 Sevilla España Tel.: +34 954 48 93 00 Fax: +34 954 48 93 10 www.deloitte.es Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails. REPORT ON LIMITED REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS To the Shareholders of Abengoa, S.A., at the request of the Board of Directors: Report on the interim condensed consolidated financial statements Introduction We have performed a limited review of the accompanying interim condensed consolidated financial statements (“the interim financial statements”) of Abengoa, S.A. (“the Parent”) and Subsidiaries (“the Group”), which comprise the condensed consolidated statement of financial position at 30 June 2014 and the related condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity, condensed consolidated statement of cash flows and explanatory notes thereto for the six-month period then ended. The Parent’s directors are responsible for the preparation of these interim financial statements in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, for the preparation of interim condensed financial information, in conformity with Article 12 of Royal Decree 1362/2007. Our responsibility is to express a conclusion on these interim financial statements based on our limited review. Scope of the review Our limited review was performed in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying certain analytical and other review procedures. A limited review is substantially less in scope than an audit conducted in accordance with the audit regulations in force in Spain and, consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying interim financial statements. Deloitte S.L. Inscrita en el Registro Mercantil de Madrid, tomo 13.650, sección 8a, folio 188, hoja M-54414, inscripción 96a. C.I.F.: B-79104469. Domicilio social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso, 28020, Madrid.

Conclusion As a result of our limited review, which under no circumstances may be considered to be an audit of financial statements, nothing came to our attention that might cause us to believe that the accompanying interim financial statements for the six-month period ended 30 June 2014 have not been prepared, in all material respects, in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, pursuant to Article 12 of Royal Decree 1362/2007, for the preparation of interim condensed financial statements. Emphasis of matter paragraph We draw attention to Note 2 to the accompanying interim condensed consolidated financial statements, which indicates that the aforementioned accompanying interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and, therefore, the accompanying interim financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended 31 December 2013. This matter does not qualify our conclusion. Report on other legal and regulatory requirements The accompanying interim consolidated directors’ report for the six-month period ended 30 June 2014 contains the explanations which the Parent’s directors consider appropriate about the significant events that took place in that period and their effect on the interim financial statements presented, of which it does not form part, and about the information required under Article 15 of Royal Decree 1362/2007. We have checked that the accounting information in the interim consolidated directors’ report is consistent with that contained in the interim financial statements for the six-month period ended 30 June 2014. Our work was confined to checking the interim consolidated directors’ report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of Abengoa, S.A. and Subsidiaries. Paragraph on other matters This report was prepared at the request of the Board of Directors in relation to the publication of the half- yearly financial report required by Article 35 of Spanish Securities Market Law 24/1988, of 28 July, implemented by Royal Decree 1362/2007, of 19 October. Deloitte, S.L. /s/ Manuel Arranz Alonso Manuel Arranz Alonso August 11, 2014

02

Consolidated condensed Interim financial statements

02 Consolidated condensed Interim financial statements

02

Consolidated condensed Interim financial statements

02.1 Consolidated condensed statements of financial position as of June 30, 2014 and December 31, 2013

02.1

Consolidated condensed statements of financial position as of June 30, 2014 and December 31, 2013

ABENGOA	Consolidated condensed interim financial statements

Consolidated condensed statements of financial position as of June 30, 2014 and December 31, 2013

- Amounts in thousands of euros -

	Note (1)	06/30/2014	12/31/2013
Assets

Non-current assets

Goodwill		504,939	476,059
Other intangible assets		354,941	366,052

Intangible assets	8	859,880	842,111

Property, plant & equipment	8	1,259,557	1,273,589

Concession assets in projects		9,343,363	8,573,243
Other assets in projects (project finance)		1,368,046	1,341,030

Fixed assets in projects (project finance)	9	10,711,409	9,914,273

Investments in associates carried under the equity method		1,008,076	835,682

Financial investments	10	662,705	761,230

Deferred tax assets		1,370,587	1,281,092

Total non-current assets		15,872,214	14,907,977

Current assets

Inventories	12	363,939	330,981

Clients and other receivables	13	2,057,534	1,869,972

Financial investments	10	1,261,417	925,829

Cash and cash equivalents		2,993,554	2,951,683

		6,676,444	6,078,465

Assets held for sale	7	353,079	166,403

Total current assets		7,029,523	6,244,868

Total assets		22,901,737	21,152,845

(1) Notes 1 to 25 are an integral part of these Consolidated Condensed Interim Financial Statements

ABENGOA	Consolidated condensed interim financial statements

Consolidated condensed statements of financial position as of June 30, 2014 and December 31, 2013

- Amounts in thousands of euros -

	Note (1)	06/30/2014	12/31/2013
Equity and liabilities

Equity attributable to owners of the Parent

Share capital	14	92,050	91,857

Parent company reserves		1,336,397	1,119,910

Other reserves		(223,414)	(160,456)

Accumulated currency translation differences		(442,255)	(582,835)

Retained earnings		783,877	852,378

Non-controlling interest		1,116,984	572,149

Total equity		2,663,639	1,893,003

Non-current liabilities

Long-term non-recourse project financing	15	5,619,803	5,736,151

Corporate financing	16	4,956,618	4,735,145

Grants and other liabilities		929,891	646,188

Provisions and contingencies		84,646	78,044

Derivative liabilities	11	340,292	266,802

Deferred tax liabilities		338,859	327,304

Personnel liabilities	24	40,515	29,789

Total non-current liabilities		12,310,624	11,819,423

Current liabilities

Short-term non-recourse project financing	15	699,298	584,799

Corporate financing	16	1,648,784	919,264

Trade payables and other current liabilities	17	4,943,160	5,514,186

Income and other tax payables		299,032	247,015

Derivative liabilities	11	50,114	44,380

Provisions for other liabilities and charges		7,948	9,506

		7,648,336	7,319,150

Liabilities held for sale	7	279,138	121,269

Total current liabilities		7,927,474	7,440,419

Equity and liabilities		22,901,737	21,152,845

(1) Notes 1 to 25 are an integral part of these Consolidated Condensed Interim Financial Statements

02.2 Consolidated income statements for the six month periods ended June 30, 2014 and 2013

02.2

Consolidated income statements for the six month periods ended June 30, 2014 and 2013

ABENGOA	Consolidated condensed interim financial statements

Consolidated income statements for the six month periods ended June 30, 2014 and June 30, 2013

- Amounts in thousands of euros -

		Six-months ended
	Note (1)	06/30/2014	06/30/2013
Revenue	5	3,405,487	3,402,301
Changes in inventories of finished goods and work in progress		53,409	35,785
Other operating income		97,680	141,122
Raw materials and consumables used		(1,960,616)	(2,119,975)
Employee benefit expenses		(428,455)	(391,186)
Depreciation, amortization and impairment charges	8 y 9	(233,675)	(238,144)
Other operating expenses		(472,855)	(537,390)

Operating profit		460,975	292,513

Financial income	18	15,899	43,873
Financial expense	18	(398,775)	(285,850)
Net exchange differences		(1,255)	(5,848)
Other financial income/(expense), net	18	(70,269)	10,486

Financial expense, net		(454,400)	(237,339)

Share of profit (loss) of associates carried under the equity method		2,648	(6,471)

Profit (loss) before income tax		9,223	48,703

Income tax benefit	19	43,240	35,156

Profit for the year from continuing operations		52,463	83,859

Profit (loss) from discontinued operations, net of tax	7	—	(595)

Profit for the year		52,463	83,264

Profit attributable to non-controlling interests		16,304	(15,935)
Profit attributable to non-controlling interests discontinued operations		—	—

Profit for the year attributable to the parent company		68,767	67,329

Weighted average number of ordinary shares outstanding (thousands)		839,770	538,063
Basic earnings per share from continuing operations(€ per share)		0.08	0.13
Basic earnings per share from discontinued operations (€ per share)		—	—

Basic earnings per share attributable to the parent company (€ per share)	21	0.08	0.13

Weighted average number of ordinary shares affecting the diluted earnings per share (thousands)		859,808	558,059
Diluted earnings per share from continuing operations (€ per share)		0.08	0.12
Diluted earnings per share from discontinued operations(€ per share)		—	—

Diluted earnings per share attributable to the parent company (€ per share)	21	0.08	0.12

(1) Notes 1 to 25 are an integral part of these Consolidated Condensed Interim Financial Statements

02.3 Consolidated statements of comprehensive income for the six month periods ended June 30, 2014 and 2013

02.3

Consolidated statements of comprehensive income for the six month periods ended June 30, 2014 and 2013

ABENGOA	Consolidated condensed interim financial statements

Consolidated statements of comprehensive income for the six month periods ended June 30, 2014 and 2013

- Amounts in thousand of euros -

		Six-months ended
	Note (1)	06/30/2014	06/30/2013

Profit for the period		52.463	83.264

Items that may be subject to transfer to income statement:

Change in fair value of available for sale financial assets		434	(287)
Change in fair value of cash flow hedges		(115.914)	95.765
Currency translation differences		174.141	(144.883)
Tax effect		27.477	(30.389)
Other movements		—	(6292)

Net income/(expenses) recognized directly in equity		86.138	(86.086)

Cash flow hedges		35 267	46.280
Tax effect		(10.580)	(13.884)

Transfers to income statement for the period		24.687	32.396

Other comprehensive income		110.825	(53.690)

Total comprehensive income for the period		163.288	29.574

Total comprehensive income attributable to non-controlling interest		(16.899)	7.941

Total comprehensive income attributable to the parent company		146.389	37.515

Total comprehensive income attributable to the parent company from continuing operations		146.389	38.110
Total comprehensive income attributable to the parent company from discontinued operations		—	(595)

(1) Notes 1 to 25 are an integral part of these Consolidated Condensed Interim Financial Statements

02.4 Consolidated statements of changes in equity for the six month periods ended June 30, 2014 and 2013

02.4

Consolidated statements of changes in equity for the six month periods ended June 30, 2014 and 2013

ABENGOA	Consolidated condensed interim financial statements

Consolidated statements of changes in equity for the six month periods ended June 30, 2014 and 2013

- Amount in thousands of euros -

	Attributable to the Owners of the Company
	Share capital	Parent company and other reserves	Accumulated currency transaltion differences	Retained earnings	Total	Non-controlling interest	Total equity

Balance at December 31, 2012	90,144	348,140	(167,380)	847,251	1,118,155	742,208	1,860,363

Profit for the period after taxes				67,329	67,329	15,935	83,264

Change in fair value of available for sale financial assets	—	(323)	—	—	(323)	36	(287)
Change in fair value of cash flow hedges	—	141,671	—	—	141,671	374	142,045
Currency transalation differences	—		(120,619)	—	(120,619)	(24,264)	(144,883)
Tax effect	—	(44,251)	—	—	(44,251)	(22)	(44,273)
Other movements	—	(6,292)	—	—	(6,292)	—	(6,292)
Other comprehensive income (loss)		90,805	(120,619)	—	(29,814)	(23,876)	(53,690)

Total comprehensive income (loss)		90,805	(120,619)	67,329	37,515	(7,941)	29,574

Treasury shares	—	(84,153)	—	—	(84,153)	—	(84,153)
Capital decrease	(916)	916	—	—	—	—	—
Distribution of 2012 profit	—	76,755	—	(115,496)	(38,741)	—	(38,741)
Transactions with owners	(916)	(6,482)	—	(115,496)	(122,894)	—	(122,894)

Acquisitions	—	—	—	1,783	1,783	—	1,783
Capital increase in subsidiaries with non-controlling interest	—	—	—	—	—	14,998	14,998
Scope variations and other movements	—	(1)	—	22,805	22,804	(14,274)	8,530
Scope variations, acquisitions and other movements	—	(1)	—	24,588	24,587	724	25,311

Balance at June 30, 2013	89,228	432,462	(287,999)	823,672	1,057,363	734,991	1,792,354

Balance at December 31, 2013	91,857	959,454	(582,835)	852,378	1,320,854	572,149	1,893,003

Profit for the period after taxes				68,767	68,767	(16,304)	52,463

Change in fair value of available for sale financial assets	—	443	—	—	443	(9)	434
Change in fair value of cads flow hedges	—	(80,139)	—	—	(80,139)	(508)	(80,647)
Currency transalation differences	—		140,580	—	140,580	33,561	174,141
Tax effect	—	16,738	—	—	16,738	159	16,897
Other comprehensive income (loss)	—	(62,958)	140,580	—	77,622	33,203	110,825

Total comprehensive income (loss)	—	(62,958)	140,580	68,767	146,389	16,899	163,288

Treasury shares	—	(246)	—	—	(246)	—	(246)
Capital increase	952	(1,875)	—	—	(923)	—	(923)
Capital decrease	(759)	751	—	—	(8)	—	(8)
Distribution of 2013 profit	—	154,963	—	(194,020)	(39,057)	—	(39,057)
Transactions with owners	193	153,593	—	(194,020)	(40,234)	—	(40,234)

Acquisitions	—	—	—	(29,318)	(29,318)	—	(29,318)
Capital increase in subsidiaries with non-controlling interest	—	—	—	86,070	86,070	535,820	621,890
Change in conditions of conversion option in convertible bonds	—	62,894	—	—	62,894	(7,884)	55,010
Scope variations, acquisitions and other movements	—	62,894	—	56,752	119,646	527,936	647,582

Balance at June 30, 2014	92,050	1,112,983	(442,255)	783,877	1,546,655	1,116,984	2,663,639

Notes 1 to 25 are an integral part of these Consolidated Condensed Interim Financial Statements

02.5 Consolidated condensed cash flow statements for the six month periods ended June 30, 2014 and 2013

02.5

Consolidated condensed cash flow statements for the six month periods ended June 30, 2014 and 2013

ABENGOA	Consolidated condensed interim financial statements

Consolidated condensed cash flow statements for the six month periods ended June 30, 2014 and 2013

- Amounts in thousands of euros -

		Six-months ended
	Note (1)	06/30/2014	06/30/2013

I. Profit for the period from continuing operations		52,463	83,859

Non-monetary adjustments		511,013	339,841

II. Profit for the period from continuing operations adjusted by non monetary items		563,476	423,700

III. Variations in working capital and discontinued operations		(737,725)	(68,840)

Income tax received (paid)		1,008	14,971
Interest paid		(368,140)	(263,510)
Interest received		10,669	20,101
Discontinued operations		—	34,539

A. Net cash provided by operating activities		(530,712)	160,960

Intangible assets and property, plant & equipment	5	(943,547)	(765,933)
Other investments		(249,848)	(218,082)
Discontinued operations		—	(27,848)

B. Net cash used in investing activities		(1,193,395)	(1,011,863)

Initial Public Offering of subsidiaries	6.2	611,036	—
Other disposals and repayments		1,132,094	571,350

C. Net cash provided by financing activities		1,743,130	571,350

Net increase/(decrease) in cash and cash equivalents		19,023	(279,553)

Cash, cash equivalents and bank overdrafts at beginning of the period		2,951,683	2,413,183
Transaltion differences cash or cash equivalent		24,703	(9,729)
Assets held for sale		(1,855)	—
Discontinued operations		—	(76,368)

Cash and cash equivalents at end of the period		2,993,554	2,047,533

(1) Notes 1 to 25 are an integral part of these Consolidated Condensed Interim Financial Statements

02.6 Notes to the consolidated condensed interim financial statements for the six month periods ended June 30, 2014

02.6

Notes to the consolidated condensed interim financial statements for the six month periods ended June 30, 2014

Notes to the consolidated condensed interim financial statements for the six month period ended June 30, 2014

Note 1.-  General information

Abengoa, S.A. is the parent company of the Abengoa Group (referred to hereinafter as ‘Abengoa’, ‘the Group’ or ‘the Company’), which at the end of the six month period ended June 30, 2014, was made up of 627 companies: the parent company itself, 582 subsidiaries, 20 associates and 24 joint ventures.

Abengoa, S.A. was incorporated in Seville, Spain on January 4, 1941 as a Limited Liability Company and was subsequently transformed into a Limited Liability Corporation (‘S.A.’ in Spain) on March 20, 1952. Its registered office is Campus Palmas Altas, C/ Energía Solar nº 1, 41014 Seville.

Abengoa’s shares are represented by class A and B shares which are listed on the Madrid and Barcelona Stock Exchanges and on the Spanish Stock Exchange Electronic Trading System (Electronic Market). Class A shares have been listed since November 29, 1996 and class B shares since October 25, 2012. Additionally, Class B shares are also listed on the NASDAQ Global Select Market in the form of American Depositary Shares from October 29, 2013 because of the capital increase carried out in October 2013. The Company presents mandatory financial information quarterly and semiannually.

Following the initial public offering of our subsidiary Abengoa Yield (see Note 6.2), on which Abengoa currently holds a 64.28% interest, Abengoa Yield’s shares are also listed in the NASDAQ Global Select Market from June 13, 2014.

Abengoa is an international company that applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. The Company supplies engineering projects under the ‘turnkey’ contract modality and operates assets that generate renewable energy, produce biofuel, manage water resources, desalinate sea water and treat sewage.

Abengoa`s activity and the internal and external management information are organized under the following three activities:

•             Engineering and construction: includes our traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market and the development of thermo-solar technology. Abengoa is specialized in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others.

•             Concession-type infrastructures: groups together the company’s extensive portfolio of proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes Abengoa Yield, the operation of electric (solar, cogeneration or wind) energy generation plants and transmission lines. These assets generate low demand risk and the Company focuses on operating them as efficiently as possible.

•             Industrial production: covers Abengoa’s businesses with a commodity component, such as biofuels and industrial waste recycling (until the sale of shareholding in Befesa Medio Ambiente, S.L.U. (Befesa), see Note 7.3). The Company holds an important leadership position in these activities in the geographical markets in which it operates.

The Consolidated Condensed Interim Financial Statements for the period ended on June 30, 2014 were formulated on August 11, 2014.

Translation of financial statements originally issued in Spanish and prepared in accordance with International Financial Reporting Standards adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

Note 2.-  Basis of presentation

The Group’s consolidated financial statements corresponding to the fiscal year ended December 31, 2013 were prepared by the Directors of the Company in accordance with International Financial Reporting Standards adopted by the European Union, applying the principles of consolidation, accounting policies and valuation criteria described in Note 2 of the notes to the aforementioned consolidated financial statements, so that they present the Group’s equity and financial position as of December 31, 2013 and the consolidated results of its operations, the changes in the consolidated net equity and the consolidated cash flows for the financial year ending on that date.

The Group’s consolidated financial statements corresponding to the 2013 financial year were approved by the General Shareholders’ Meeting of the Parent Company held on April 6, 2014.

These Consolidated Condensed Interim Financial Statements are presented in accordance with IAS 34, ‘ Financial Reporting’ approved by the European Union.

These Consolidated Condensed Interim Financial Statements have been prepared based on the accounting records of Abengoa and the subsidiary companies which are part of the Group, and include the adjustments and re-classifications necessary to achieve uniformity between the accounting and presentation criteria followed by all the companies of the Group (in all cases, in accordance with local regulations) and those applied by Abengoa, S.A. for the purpose of preparing consolidated financial statements.

In accordance with IAS 34, financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Group, placing emphasis on new activities, occurrences and circumstances that have taken place during the six month period ended June 30, 2014 and not duplicating the information previously published in the annual consolidated financial statements for the year ended December 31, 2013. Therefore, the Consolidated Condensed Interim Financial Statements do not include all the information that would be required in complete consolidated financial statements prepared in accordance with the International Financial Reporting Standards as issued by the EU.

In view of the above, for an adequate understanding of the information, these Consolidated Condensed Interim Financial Statements must be read together with Abengoa’s consolidated financial statements for the year ended December 31, 2013.

Given the activities in which the companies of the Group engage, their transactions are not of a cyclical or seasonal nature. For this reason, specific breakdowns are not included in these explanatory notes to the Consolidated Condensed Interim Financial Statements corresponding to the twelve-month period ending on June 30, 2014.

In determining the information to be disclosed in the notes to the Consolidated Condensed Interim Financial Statements, the Group, in accordance with IAS 34, has taken into account its materiality in relation to the Consolidated Condensed Interim Financial Statements.

The amounts included within the documents comprising the Consolidated Condensed Interim Financial Statements (Consolidated Condensed Statement of Financial Position, Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Condensed Cash Flow Statement and notes herein) are, unless otherwise stated, all expressed in thousands of Euros (€).

Unless otherwise stated, any presented percentage of interest in subsidiaries, joint ventures (including temporary joint operations) and associates includes both direct and indirect ownership.

2.1.                            Application of new accounting standards

a)   Standards, interpretations and amendments effective from January 1, 2014 under IFRS-EU, applied by the Group:

•    IAS 32 (Amendment) ‘Offsetting of financial assets and financial liabilities’. The IAS 32 amendment is mandatory for periods beginning on or after January 1, 2014 under IFRS-EU and under the IFRS approved by the International Accounting Standards Board, hereinafter IFRS-IASB, and is to be applied retroactively.

•    IAS 36 (Amendment) ‘Recoverable Amount Disclosures for Non-Financial Assets’. The IAS 36 amendment is mandatory for periods beginning on or after January 1, 2014 under IFRS-EU and IFRS-IASB.

•    IAS 39 (Amendment) ‘Novation of Derivatives and Continuation of Hedge Accounting’. The IAS 39 amendment is for periods beginning on or after January 1, 2014 under IFRS-EU and IFRS-IASB.

The applications of these amendments have not had any material impact on these Consolidated Condensed Interim Financial Statements.

b)   In preparing these Consolidated Condensed Interim Financial Statements as of June 30, 2014, the Group has applied the following new standards and amendments that came into effect on January 1, 2014 under IFRS-IASB, and which have been applied early under IFRS-EU:

•    IFRIC 21 (Interpretation) “Levies”. The IFRIC 21 is mandatory for periods beginning on or after January 1, 2014 under IFRS-IASB and for periods beginning on or after June 17, 2014 under IFRS — EU.

The amendments and interpretations effective from January 1, 2014 have not had any significant impact on these Consolidated Condensed Interim Financial Statements.

c)   Standards, interpretations and amendments published by the IASB that will be effective for periods after June 30, 2014:

•    Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycles. These improvements are mandatory for periods beginning on or after July 1, 2014 under IFRS-IASB and have not yet been adopted by the EU.

•    IFRS 9 ‘Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB and has not yet been adopted by the EU.

•    IFRS 15 ‘Revenues from contracts with Customers’. IFRS 15 is applicable for periods beginning on or after 1 January 2017. Earlier application is permitted. IFRS 15 has not yet been adopted by the EU.

•    IAS 16 (Amendment) ‘Property, Plant and Equipment’ and IAS 38 ‘Intangible Assets’, regarding to acceptable methods of amortization and depreciation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU.

•    IFRS 11 (Amendment) ‘Joint Arrangements’ This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU.

The Group is currently in the process of evaluating the impact on the Consolidated Condensed Interim Financial Statements derived from the application of the new standards and amendments that will be effective for periods beginning after June 30, 2014.

Note 3.- Critical accounting policies

The Accounting Policies followed in these Consolidated Condensed Interim Financial Statements are consistent with those established in Abengoa’s Consolidated Financial Statements as of December 31, 2013 which are described in Note 2 to such Consolidated Financial Statements.

In Abengoa’s Consolidated Condensed Interim Financial Statements corresponding to the six month period ended June 30, 2014 estimates and assumptions have been made by the Management of the Group and the Management of the consolidated subsidiaries (and subsequently verified by their Directors), in order to quantify some of the assets, liabilities, income, expenses and commitments recorded therein.

The most critical accounting policies that involve estimations are as follows:

•             Impairment of intangible assets and goodwill.

•             Revenue from construction contracts.

•             Concession agreements.

•             Income taxes and recoverable amount of deferred tax assets.

•             Derivatives and hedging.

A full description of the above mentioned critical accounting estimates and judgments is provided in Note 3 to the Abengoa’s Consolidated Financial Statements as of December 31, 2013.

Although these estimates and assumptions are made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, in the Consolidated Income Statement of the year in which the change occurs. During the first six months of 2014, in opinion of the Directors there were no significant changes to the estimates made at the end of 2013.

Note 4.-  Financial risk management

Abengoa’s activities undertaken through its operating segments are exposed to various financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The risk management model attempts to minimize the potential adverse impact of such risks upon the Group’s financial performance. Risk is managed by the Group’s Corporate Finance Department, which is responsible for identifying and evaluating financial risks in conjunction with the Group’s operating segments, quantifying them by project, region and company.

Additionally, the sources of finance are diversified, in an attempt to prevent concentrations that may affect our liquidity risk.

Written internal risk management policies exist for global risk management, as well as for specific areas of risk, such as foreign exchange risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives and the investment of cash surpluses.

In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

These Consolidated Condensed Interim Financial Statements do not include all financial risk management information and disclosures required for annual financial statements, and should be read together with the information included in Note 4 to Abengoa’s Consolidated Financial Statements as of December 31, 2013.

Note 5.-  Financial information by segment

5.1.                            Information by business segment

As indicated in Note 1, Abengoa’s activity is grouped under the following three activities which are in turn composed of seven operating segments (eight operating segments until the sale of shareholding in Befesa, see Note 7.3).

•             Engineering and construction; includes our traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market as well as the development of solar technology. Since the beginning of 2014, this activity comprises one operating segment Engineering and Construction (previously, the operating segment of Technology and Others was also included. Since 2014, it is included in the operating segment of Engineering and Construction, in accordance with IFRS 8 “Operating Segment”). Abengoa specializes in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. In addition, this segment includes those activities related to the development of thermo-solar technology, water management technology and innovative technology businesses such as hydrogen energy or the management of energy crops.

•             Concession-type infrastructures; groups together the company’s proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts or power purchase agreements. This activity is included in the operating segment of Abengoa Yield (ABY), the operation of electric (solar, cogeneration or wind) energy generation plants, desalination plants and transmission lines. These assets generate low demand risk and we focus on operating them as efficiently as possible.

During June 2014, the Company listed one of its subsidiaries, Abengoa Yield plc in the US. ABY groups ten assets previously reported in different operating segments within the Concession-type infrastructures activity. As such, ABY has become a new operating segment within activity of Concessions. Abengoa currently holds a 64.3% stake in ABY.

As a result, the Concession-type infrastructures activity currently comprises five operating segments:

•             Solar — Operation and maintenance of solar energy plants, mainly using thermo-solar technology.

•             Transmission — Operation and maintenance of high-voltage transmission power line infrastructures.

•             Water — Operation and maintenance of facilities aimed at generating, transporting, treating and managing water, including desalination and water treatment and purification plants.

•             Cogeneration and other — Operation and maintenance of conventional cogeneration electricity plants.

•             Abengoa Yield — Management, ownership and acquisition of renewable energy, conventional power, electric transmission lines and other concession-type revenue-generating assets. Currently Abengoa Yield owns and manages 10 concessional assets and has a right of first offer on any proposed sale from Abengoa over certain assets.

•             Industrial production; covers Abengoa’s businesses with a commodity component, such as biofuels (industrial waste recycling was part of this activity until the sale of shareholding in Befesa, at the end of 2013, see Note 7.3). The company holds an important leadership position in these activities in the geographical markets in which it operates.

This activity is comprised of one operating segment:

•             Biofuels — Production and development of biofuels, mainly bioethanol for transport, which uses cereals, sugar cane and oil seeds (soya, rape and palm) as raw materials.

Prior period segment financial information has been restated to conform to the new structure, according to IFRS 8 “Operating Segments”.

Abengoa’s Chief Operating Decision Maker (‘CODM’) assesses the performance and assignment of resources according to the above identified segments. The CODM in Abengoa considers the revenues as a measure of the activity and the EBITDA (Earnings before interest, tax, depreciation and amortization) as measure of the performance of each segment. In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and EBITDA. Net interest expense evolution is assessed on a consolidated basis given that the majority of the corporate financing is incurred at the holding level and that most of the related assets are held at project companies which are financed through non-recourse project finance. The depreciation, amortization and impairment charges are assessed on a consolidated basis in order to analyze the evolution of net income and to determine the dividend pay-out ratio. These charges are not taken into consideration by CODM for the allocation of resources because they are non-cash charges.

The process to allocate resources by the CODM takes place prior to the award of a new project. Prior to presenting a bid, the company must ensure that the non-recourse financing for the new project has been obtained. These efforts are taken on a project by project basis. Once the project has been awarded, its evolution is monitored at a lower level and the CODM receives periodic information (revenues and EBITDA) on each operating segment’s performance.

a)        The following table shows the Segment Revenues and EBITDA for the six month periods ended June 30, 2014 and 2013:

	Revenue		Ebitda
	For the six months ended		For the six months ended
Item	06.30.14	06.30.13	06.30.14	06.30.13
Engineering and construction
Engineering and construction	2,068,312	2,181,529	366,127	349,918
Total	2,068,312	2,181,529	366,127	349,918

Concession-type infrastructure
Solar	157,627	111,626	107,318	68,617
Transmission lines	30,992	24,511	20,469	15,430
Water	20,595	20,637	13,951	16,242
Cogeneration and other	12,811	28,137	2,518	5,514
Abengoa Yield	123,867	51,461	100,053	34,268
Total	345,892	236,372	244,309	140,071

Industrial production
Biofuels	991,283	984,400	84,214	40,668
Total	991,283	984,400	84,214	40,668

Total	3,405,487	3,402,301	694,650	530,657

The reconciliation of segment EBITDA with the profit attributable to owners of the parent is as follows:

	For the six months ended	For the six months ended
Line	06.30.14	06.30.13
Total segment EBITDA	694,650	530,657
Amortization and depreciation	(233,675)	(238,144)
Financial expenses net	(454,400)	(237,339)
Share in profits/ (losses) of associates	2,648	(6,471)
Income tax expense	43,240	35,156
Profit (loss) from discontinued operations, net of tax	—	(595)
Profit attributable to non-controlling interests	16,304	(15,935)
Profit attributable to the parent company	68,767	67,329

b)        The long term assets and liabilities by Segment as of June 30, 2014 and December 31, 2013 are as follows:

	Engineering and construction	Concession-type infrastructure					Industrial production
Item	Eng. and const.	Solar	Trans.	Water	Cog. and other	Abengoa Yield	Biofuels	Balance as of 06.30.14
Assets allocated
Intangible assets	364,860	758	—	5,078	2,638	—	486,546	859,880
Property plant and equipment	235,933	31,448	—	—	5,481	—	986,695	1,259,557
Fixed assets in projects	—	2,883,967	2,305,257	459,216	822,244	3,211,267	1,029,458	10,711,409
Current financial investments	758,986	147,508	46,378	14	650	195,254	112,627	1,261,417
Cash and cash equivalents	1,761,374	172,620	136,359	29,473	20,665	159,216	713,847	2,993,554
Subtotal allocated	3,121,153	3,236,301	2,487,994	493,781	851,678	3,565,737	3,329,173	17,085,817
Unallocated assets
Non-current and associated financ. invest.	—	—	—	—	—		—	1,670,781
Deferred tax assets	—	—	—	—	—		—	1,370,587
Other current assets	—	—	—	—	—		—	2,421,473
Assets held for sale	—	—	—	—	—		—	353,079
Subtotal unallocated	—	—					—	5,815,920
Total Assets	—	—					—	22,901,737

	Engineering and construction	Concession-type infrastructure					Industrial production
Item	Eng. and const.	Solar	Trans.	Water	Cog. and other	Abengoa Yield	Biofuels	Balance as of 06.30.14
Liabilities allocated
L-T and S-T corpor. financing	1,814,918	1,503,785	225,976	—	37,357	—	2,865,423	6,447,459
L-T and S-T non rec. financing	172,088	2,015,202	1,234,003	235,988	381,003	1,835,547	445,270	6,319,101
L-T and S-T lease liabilities	15,825	—	—	—	—	—	20,741	36,566
Subtotal allocated	2,002,831	3,518,987	1,459,979	235,988	418,360	1,835,547	3,331,434	12,803,126
Unallocated liabilities
L-T Other loans and borrowings	—	—	—	—	—		—	121,377
L-T grants and other liabilities	—	—	—	—	—		—	929,891
Provisions and contingencies	—	—	—	—	—		—	92,594
L-T derivative financial instruments	—	—	—	—	—		—	340,292
Deferred tax liabilities	—	—	—	—	—		—	338,859
L-T personnel liabilities	—	—	—	—	—		—	40,515
Other current liabilities	—	—	—	—	—		—	5,292,306
Liabilities held for sale	—	—	—	—	—		—	279,138
Subtotal unallocated	—	—					—	7,434,972
Total liabilities	—	—					—	20,238,098
Equity unallocated	—	—					—	2,663,639
Total liabilities and equity unallocated	—	—					—	10,098,611
Total liabilities and equity	—	—					—	22,901,737

	Engineering and construction	Concession-type infrastructure					Industrial production
Item	Eng. and const.	Solar	Trans.	Water	Cog. and other	Abengoa Yield	Biofuels	Balance as of 12.31.13
Assets allocated
Intangible assets	378,464	496	—	5,078	2,451	—	455,622	842,111
Property plant and equipment	230,198	31,756	—	—	10,941	—	1,000,694	1,273,589
Fixed assets in projects	—	2,731,344	2,091,152	447,531	432,604	3,213,651	997,991	9,914,273
Current financial investments	574,399	17,297	82,284	9,923	34,638	129,949	77,339	925,829
Cash and cash equivalents	1,537,418	196,832	50,578	35,369	4,378	259,854	867,254	2,951,683
Subtotal allocated	2,720,479	2,977,725	2,224,014	497,901	485,012	3,603,454	3,398,900	15,907,485
Unallocated assets
Non-current and associated financ. invest.	—	—	—	—	—		—	1,596,912
Deferred tax assets	—	—	—	—	—		—	1,281,092
Other current assets	—	—	—	—	—		—	2,200,953
Assets held for sale	—	—	—	—	—		—	166,403
Subtotal unallocated	—	—					—	5,245,360
Total Assets	—	—					—	21,152,845

	Engineering and construction	Concession-type infrastructure					Industrial production
Item	Eng. and const.	Solar	Trans.	Water	Cog. and other	Abengoa Yield	Biofuels	Balance as of 12.31.13
Liabilities allocated
L-T and S-T corpor. financing	1,588,500	1,137,763	112,812	—	2,536	—	2,648,987	5,490,598
L-T and S-T non rec. financing	160,463	1,895,616	1,254,289	218,302	221,870	2,103,058	467,352	6,320,950
L-T and S-T lease liabilities	19,247	—	—	—	—	—	20,791	40,038
Subtotal allocated	1,768,210	3,033,379	1,367,101	218,302	224,406	2,103,058	3,137,130	11,851,586
Unallocated liabilities
L-T Other loans and borrowings	—	—	—	—	—	—	—	123,773
L-T grants and other liabilities	—	—	—	—	—	—	—	646,188
Provisions and contingencies	—	—	—	—	—	—	—	87,550
L-T derivative financial instruments	—	—	—	—	—	—	—	266,802
Deferred tax liabilities	—	—	—	—	—	—	—	327,304
L-T personnel liabilities	—	—	—	—	—	—	—	29,789
Other current liabilities	—	—	—	—	—	—	—	5,805,581
Liabilities held for sale	—	—	—	—	—	—	—	121,269
Subtotal unallocated	—	—	—	—	—	—	—	7,408,256
Total liabilities	—	—	—	—	—	—	—	19,259,842
Equity unallocated	—	—	—	—	—	—	—	1,893,003
Total liabilities and equity unallocated	—	—	—	—	—	—	—	9,301,259
Total liabilities and equity	—	—	—	—	—	—	—	21,152,845

The criteria used to obtain the assets and liabilities per segment, are described as follows:

•             With the only objective of presenting liabilities by segment, Corporate Financing signed by Abengoa, S.A. and Abengoa Finance, S.A.U. has been allocated by segments (see Note 16), since its main purpose is to finance investments in projects and in companies needed to expand businesses and lines of activity of the group.

c)         Net Debt by segment as of June 30, 2014 and December 31, 2013 is as follows:

	Engineering and construction	Concession-type infrastructure					Industrial prod.
Item	Eng. and const.	Solar	Trans.	Water	Cog. and other	Abengoa Yield	Biofuels	Balance as of 06.30.14
Bank debt and current/non-curr. bond	1,814,918	1,503,785	225,976	—	37,357	—	2,865,423	6,447,459
L-T and S-T non rec. financing	172,088	2,015,202	1,234,003	235,988	381,003	1,835,547	445,270	6,319,101
Obligat. under curr./non-curr. financial lease	15,825	—	—	—	—	—	20,741	36,566
Current financial investments	(758,986)	(147,508)	(46,378)	(14)	(650)	(195,254)	(112,627)	(1,261,417)
Cash and cash equivalents	(1,761,374)	(172,620)	(136,359)	(29,473)	(20,665)	(159,216)	(713,847)	(2,993,554)
Total net debt (cash)	(517,529)	3,198,859	1,277,242	206,501	397,045	1,481,077	2,504,960	8,548,155

	Engineering and construction	Concession-type infrastructure					Industrial prod.
Item	Eng. and const.	Solar	Trans.	Water	Cog. and other	Abengoa Yield	Biofuels	Balance as of 12.31.13
Bank debt and current/non-curr. bond	1,588,500	1,137,763	112,812	—	2,536	—	2,648,987	5,490,598
L-T and S-T non rec. financing	160,463	1,895,616	1,254,289	218,302	221,870	2,103,058	467,352	6,320,950
Obligat. under curr./non-curr. financial lease	19,247	—	—	—	—	—	20,791	40,038
Current financial investments	(574,399)	(17,297)	(82,284)	(9,923)	(34,638)	(129,949)	(77,339)	(925,829)
Cash and cash equivalents	(1,537,418)	(196,832)	(50,578)	(35,369)	(4,378)	(259,854)	(867,254)	(2,951,684)
Total net debt (cash)	(343,607)	2,819,250	1,234,239	173,010	185,390	1,713,255	2,192,537	7,974,073

In order to obtain Net Debt, by segment:

1.         With the only objective of presenting liabilities by segment, Corporate Financing signed by Abengoa, S.A. and Abengoa Finance, S.A.U. has been allocated by operating segment (see Note 16), since its main purpose is to finance investments in projects and in companies needed to expand the businesses and lines of activity of the group.

2.         Short-term financial investments and Cash and cash equivalents are presented reducing debt, since both items are considered highly liquid, even though short-term financial investments do not fulfill all the conditions to be classified as cash and cash equivalents.

d)        The Capex by segments for the six month periods ended June 30, 2014 and 2013 is as follows:

	For the six months ended	For the six months ended
Item	06.30.14	06.30.13
Engineering and construction
Engineering and construction	52,981	49,697
Total	52,981	49,697

Concession-type infrastructure
Solar	200,114	237,514
Transmission lines	198,191	239,468
Water	18,527	24,727
Cogeneration and other	372,706	24,043
Abengoa Yield	42,625	157,066
Total	832,163	682,818

Industrial production
Biofuels	58,403	33,418
Total	58,403	33,418

Total	943,547	765,933

e)         The distribution of depreciation, amortization and impairment charges by segments for the six month periods ended June 30, 2014 and 2013 is as follows:

	For the six months ended	For the six months ended
Item	06.30.14	06.30.13
Engineering and construction
Engineering and construction	32,368	66,305
Total	32,368	66,305

Concession-type infrastructure
Solar	46,265	43,833
Transmission lines	14,139	9,487
Water	1,869	4,411
Cogeneration and other	13,892	8,903
Abengoa Yield	41,743	19,199
Total	117,908	85,833

Industrial production
Biofuels	83,399	86,006
Total	83,399	86,006

Total	233,675	238,144

5.2.         Information by geographic areas

The revenue distribution by geographical region for the six month periods ended June 30, 2014 and 2013 is as follows:

	For the six months ended		For the six months ended
Geographical region	06.30.14%		06.30.13%
- North America	1,329,267	39.0	1,229,196	36.1
- Latin America (except Brazil and Mexico)	487,886	14.3	332,184	9.8
- Brazil	357,668	10.5	371,190	10.9
- Europe (except Spain)	441,804	13.0	418,903	12.3
- Other regions	318,105	9.4	446,716	13.1
- Spain	470,757	13.8	604,112	17.8
Consolidated Total	3,405,487	100	3,402,301	100
Outside Spain amount	2,934,730	86.2	2,798,189	82.2
Spain amount	470,757	13.8	604,112	17.8

Note 6.-  Changes in the composition of the group

6.1.         Changes in the consolidation group

During the six month period ended June 30, 2014, 54 subsidiaries and 2 associates, were added to the consolidation perimeter of the group. In addition, 6 subsidiaries and 1 associate were no longer included in the consolidation group. These changes did not have a significant impact on these Consolidated Condensed Interim Financial Statements.

6.2.         Initial Public Offering of Abengoa Yield Plc

On June 18, 2014 Abengoa Yield Plc (“Abengoa Yield”), a wholly-owned subsidiary of Abengoa, closed its initial public offering of 28,577,500 ordinary shares, including the exercise in full of the option to purchase additional shares to cover over-allotment by the underwriters of the initial public offering (“greenshoe option”). These shares were offered at a price of U.S. $29 per share for total gross proceeds of $828.7 million (€611.0 million) before fees and all the expenses related to the initial public offering.

Abengoa Yield’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014.

Abengoa Yield is a dividend growth-oriented company formed to serve as the primary vehicle through which Abengoa will own, manage and acquire renewable energy, conventional power and electric transmission lines and other contracted revenue-generating assets, initially focused on North America and South America, as well as Europe.

Abengoa Yield Limited was incorporated on December 17, 2013. On March 17, 2014, the General Shareholders Meeting approved its conversion to Plc, with effect on March 19, 2014. Prior to the closing of the offering, Abengoa has contributed to Abengoa Yield ten concessional assets, certain holding companies and a preferred equity investment in ACBH (a subsidiary of Abengoa engaged in the development, construction and management of transmission lines in Brazil). In exchange for this asset transfer, Abengoa has received a 64.28% interest in Abengoa Yield and U.S.$779.8 million (€575.0 million) in cash, corresponding to the net proceeds of the initial public offering after deducting underwriting fees and all the expenses related to the initial public offering. As a result of the Initial Public Offering, Abengoa has recorded Non-controlling interest amounting to €488.9 million, corresponding to the book value of the 35.72% stake in Abengoa Yield sold and an impact in Equity amounting to €86 million, for the difference between the net proceeds and the book value of the net assets transferred.

6.3.         Main acquisitions and disposals

a)        Acquisitions

There were no significant acquisitions during the six month period ended June 30, 2014.

b)        Disposals

•             On May 2, 2013 the Company signed an agreement with Corning Incorporated to sell its Brazilian subsidiary, Bargoa S.A., a company which manufactures telecommunications components. The transaction price was set at 80 million US dollars. This sale brought Abengoa a cash inflow of 50 million US dollars and generated an after-tax profit of €29 million.

•             On June 13, 2013 Abengoa signed a strategic agreement with the European private equity fund, Triton Partners (Triton), to sell 100% of Befesa Medio Ambiente, S.L.U. Note 7 on Discontinued operations and Non-current assets held for sale gives further details on this transaction.

6.4.        Business combinations

During the six month period ended June 30, 2014, no significant business combinations were carried out by the Group.

Regarding 2013, on October 13, 2013, Arizona Solar One, LLC, the Company that holds the assets in Solana thermo-solar plant in the United States, which was recorded under the equity method during its construction period, entered into operation and started to be fully consolidated once control over this company was gained.

The Company reassesses whether or not it controls an investee when facts and circumstances indicate that there are changes to the elements that determine control (power over the investee, exposition to variable returns of the investee and ability to use its power to affect its returns). The Company concluded that during the construction phase of Solana plant all the relevant decisions were subject to the control and approval of the Administration. As a result, the Company did not have control over these assets during the construction period. IFRS 10 (B80) establishes that control requires a continuous assessment and that the Company shall reassess if it controls on investee if facts and circumstances indicate that there are changes to the elements of control. Once the project entered into operation, the decision making process changed, the investee was controlled and it started to be fully consolidated.

This business combination was recorded in accordance with IFRS 3 ‘Business combinations’ with no material impact in the Consolidated Income Statement.

The amount of assets and liabilities consolidated is shown in the following table:

As of October 13, 2013
Non-current assets	1,522,152
Current assets	7,774
Non-current and current liabilities	(1,117,349)
Net Investment	(412,577)
Total	—

Note 7.-  Discontinued operations and Non-current assets held for sale

7.1.         Assets held for sale -shares in BCTA Qingdao, S.L.

As of December 31, 2013 and June 30, 2014, the Company is in a process of negotiations to sell its 92.6% interest in Qingdao BCTA Desalination Co., Ltd., (‘Qingdao’) a desalination plant in China. Given that as of that date the subsidiary is available for inmediate sale and the sale is highly probable, the Company has classified the assets and liabilities of Qingdao as held for sale in the Consolidated Statement of Financial Position both as of December 31, 2013 and June 30, 2014. Until closing of the sale transaction, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

The expected cash proceeds will be approximately €51 million. As of June 30, 2014, the agreement is subject to certain closing conditions.

As of June 30, 2014 and December 31, 2013, the breakdown of the assets and liabilities classified as Held for Sale, are as follows:

	Balance as of 06.30.14	Balance as of 12.31.13
Assets
Fixed assets in projects (project finance)	138,286	138,067
Financial investments	11	16
Deferred tax assets	—	432
Current assets	33,259	27,888
Total assets	171,556	166,403
Liabilities
Long-term non-recourse project financing	91,060	95,460
Current liabilities	30,419	25,809
Total liabilities	121,479	121,269

7.2.         Assets held for sale -shares in Linha Verde Transmissora de Energía S.A.

The Company has signed with Centrais Elétricas do Norte do Brasil S.A (Eletronorte) a share purchase agreement to sell its 51% stake in Linha Verde Transmissora de Energía S.A. (“Linha Verde”), a company with a concession of an electric transmission line in Brazil which is currently in pre-operational stage. As of June 30, 2014, the sale is subject to the closing conditions customary for the sale of these types of assets.

Given that as of that date the subsidiary is available for inmediate sale and the sale is highly probable, the Company has classified the assets and liabilities of Linha Verde as held for sale in the Consolidated Statement of Financial Position as of June 30, 2014. Until closing of the sale transaction, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

The expected cash proceeds will be approximately 40 million Brazilian real (approximately €13.3 million).

As of June 30, 2014, the breakdown of the assets and liabilities classified as Held for Sale, are as follows:

Balance as of 06.30.14
Assets
Fixed assets in projects (project finance)	175,248
Deferred tax assets	894
Current assets	5,381
Total assets	181,523
Liabilities
Long-term non-recourse project financing	122,307
Current liabilities	35,352
Total liabilities	157,659

7.3.         Sale of shares in Befesa Medio Ambiente, S.L.U.

On June 13, 2013 the Company reached an exclusive agreement with certain investment funds managed by Triton Partners to wholly transfer Abengoa’s shareholding in Befesa Medio Ambiente, S.L.U. The agreed sale price was €1,075 million (considering the net debt adjustments, total consideration to Abengoa amounts to €620 million).

The sale of this shareholding involved a cash deposit of €331 million. The balance of the agreed payment, to complete the aforementioned figure of €620 million, consisted of a deferred payment of €17 million (€15 million held as a deposit until ongoing litigations are resolved and two million Euros in long-term receivables from a client of Befesa Medioambiente), a credit note of €48 million to mature in five years and a deferred payment of €225 million through a convertible loan with 15 years maturity and subject to two extension options of five years each at the discretion of the venture capital fund. The loan’s principal shall be settled with a single repayment at maturity and accrues interest at the 6-month Euribor, plus a 6% spread, with an option for the fund to capitalize or pay interest at the end of each accrual period. Certain triggering events, which include Befesa’s insolvency, a maximum net debt/EBITDA ratio of 8.0 throughout the life of the convertible loan, and failure to meet certain financial objectives in the last three years of the 15-year loan (minimum expected operating cash flow, minimum cash coverage ratio of 1.3) would result in the automatic conversion of the loan into 14.06% of Befesa’s shares.

The sale transaction generated a gain of €0.4 million in the ‘Results for the year from discontinued operations, net of taxes’ in the Consolidated Income Statement for the year 2013.

Taking into account the significance that the activities carried out by Befesa had for Abengoa, the sale of this shareholding was considered as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, ‘Non-Current Assets Held for Sale and Discontinued Operations’.

In accordance with this standard, the Consolidated Income Statement for the six month period ended June 30, 2013, which is included for comparison purposes in Abengoa’s Consolidated Interim Financial Statements for the six month period ended June 30, 2014 includes the results generated by Befesa under a single heading, for the activities which are now considered discontinued.

Below is the breakdown of the Consolidated Income Statement related to Befesa for the six month period ended June 30, 2013:

For the six months ended
06.30.13
Revenue	317,517
Other operating income	5,051
Operating expenses	(316,479)
I. Operating profit	6,089
II. Financial expense, net	(18,623)
III. Share of profit/(loss) of associates carried under the equity method	138
IV. Profit before income tax	(12,396)
V. Income tax benefit	12,454
VI. Profit for the period from continuing operations	58
VII. Profit attributable to non-controlling interests	(653)
VIII. Profit for the period attributable to the Parent Company	(595)

Note 8.-  Intangible assets and property, plant & equipment

8.1.                           The detail of the main categories included in Intangible assets as of June 30, 2014 and December 31, 2013 is as follows:

	Goodwill	Development assets	Other	Total
Intangible assets cost	504,939	339,040	267,571	1,111,550
Amortization and impairment	—	(165,422)	(86,248)	(251,670)
Total as of June 30, 2014	504,939	173,618	181,323	859,880

	Goodwill	Development assets	Other	Total
Intangible assets cost	476,059	311,444	273,285	1,060,788
Amortization and impairment	—	(146,651)	(72,026)	(218,677)
Total as of December 31, 2013	476,059	164,793	201,259	842,111

8.2. The detail of main categories included in Property, plant and equipment as of June 30, 2014 and December 31, 2013 is as follows:

	Lands and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Property, plant & equipment cost	506,106	1,255,112	46,115	95,637	1,902,970
Depreciation and impairment	(107,247)	(470,825)	—	(65,341)	(643,413)
Total as of June 30, 2014	398,859	784,287	46,115	30,296	1,259,557

	Lands and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Property, plant & equipment cost	494,174	1,240,458	49,601	87,841	1,872,074
Depreciation and impairment	(109,286)	(418,111)	—	(71,088)	(598,485)
Total as of December 31, 2013	384,888	822,347	49,601	16,753	1,273,589

8.3.                           As of June 30, 2014, there was no impairment evidence in our tangible or intangible assets with an indefinite useful life.

Note 9.-  Fixed assets in projects (project finance)

There are several companies which engage in the development of projects including the design, construction, financing, operation and maintenance of owned assets or assets under concession-type agreements which are financed through non-recourse financing.

9.1.                           The detail of the main categories included in Concession assets in projects as of June 30, 2014 and December 31, 2013 is as follows:

	Intangible and financial assets	Development assets	Total
Concession assets in projects cost	9,682,562	71,204	9,753,766
Amortization and impairment	(391,129)	(19,274)	(410,403)
Total as of June 30, 2014	9,291,433	51,930	9,343,363

	Intangible and financial assets	Development assets	Total
Concession assets in projects cost	8,819,361	71,204	8,890,565
Amortization and impairment	(299,488)	(17,834)	(317,322)
Total as of December 31, 2013	8,519,873	53,370	8,573,243

The increase in the cost of concession assets is primarily due to progress in developing infrastructure concessions projects, mainly cogeneration projects in México (€310 million); various transmission lines in Brazil and Peru (€203 million), and the thermosolar plant in Chile (€186 million), as well as the effect of translation differences mainly caused by the appreciation of the Brazilian real with respect to the Euro.

As of June 30, 2014, concessional financial assets amount to €1,303,575 thousand (€729,611 thousand at December 31, 2013).

9.2.                           The detail of the main categories included in Other assets in projects as of June 30, 2014 and December 31, 2013 is as follows:

Cost	Land and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Other assets in projects cost	294,876	1,089,226	38,356	433,846	74,599	1,930,903
Depreciation and impairment	(92,804)	(267,338)	—	(179,867)	(22,848)	(562,857)
Total as of June 30, 2014	202,072	821,888	38,356	253,979	51,751	1,368,046

Accumulated depreciation	Buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Other assets in projects cost	284,552	1,058,459	24,187	376,450	73,861	1,817,509
Depreciation and impairment	(84,166)	(231,517)	—	(139,101)	(21,695)	(476,479)
Total as of December 31, 2013	200,386	826,942	24,187	237,349	52,166	1,341,030

9.3.                           As part of the ongoing regulatory reform of the electricity sector developed in the Royal Decree 413/2014 approved on June 6, 2014, the Order IET/1045/2014 of June 16 was published on June 20 by the Government in the Official State Gazette (BOE), which defines the new payment system for certain electricity power plants based on renewable, cogeneration, and waste energies. The new regulations define the investment and operating reference values for thermosolar plants (with tower technology and parabolic trough), photovoltaics and cogeneration plants. As a consequence, and after analyzing their potential impact, management has concluded these modifications will have no negative impact on the information reflected.

Note 10.-  Financial investments

The detail of the main categories included in financial investment as of June 30, 2014 and December 31, 2013 is as follows:

	Balance as of 06.30.14	Balance as of 12.31.13
Available for sale financial assets	39,936	40,700
Other receivable accounts	591,632	674,183
Derivative assets	31,137	46,347
Total non-current financial investments	662,705	761,230

	Balance as of 06.30.14	Balance as of 12.31.13
Available for sale financial assets	6,119	9,507
Other receivable accounts	1,241,119	901,118
Derivative assets	14,179	15,204
Total current financial investments	1,261,417	925,829

Total financial investments	1,924,122	1,687,059

The most significant variations in non-current financial investments during the six month periods ended June 30, 2014 correspond mainly to the reclassification to current financial investments of deposits held as guarantee of short-term projects.

The most significant variations in current financial investments during the six month periods ended June 30, 2014 are due to the reclassification from non-current financial investments of deposits held as of guarantee of short-term projects and to the maturity of some deposits as of guarantee of certain projects.

The amount as of June 30, 2014 of Current financial investments corresponding to companies with non-recourse financing is €324,654 thousand (€167,938 thousand as of December 31, 2013).

Note 11.-  Derivative financial instruments

The fair value of derivative financial instruments as of June 30, 2014 and December 31, 2013 is as follows:

	06.30.14		12.31.13
	Assets	Liabilities	Assets	Liabilities
Exchange rate derivatives — cash flow hedge	4,249	19,405	6,028	13,519
Interest rate derivatives — cash flow hedge	18,371	294,610	43,889	200,483
Interest rate derivatives — non-hedge accounting	—	26,409	—	14,765
Commodity derivatives — cash flow hedge	8,330	22,211	8,948	15,650
Embedded derivatives of convertible bonds and shares options (Note 16.3)	14,366	27,771	2,686	66,765
Total	45,316	390,406	61,551	311,182
Non-current part	31,137	340,292	46,347	266,802
Current part	14,179	50,114	15,204	44,380

Fair value of derivative assets decreased in the six month period ended June 30, 2014 mainly due to the unfavorable evolution of hedging interest rate derivatives mainly due to a decrease in the fair value of interest rate options resulting from the expected decrease in the future interest rates. This decrease was partially offset by the increase in the fair value of call options on Abengoa’s own shares that were signed to hedge the convertible notes, caused by to an increase in the stock price of the shares of Abengoa, which is a principal factor in the fair value of the embedded derivatives and the options.

The fair value of derivative liabilities increased in the six month period ended June 30, 2014 due to the unfavorable evolution of hedging interest rate derivatives, mainly due to a decrease in the fair value of swaps resulting from the decrease in the future interest rates. Additionally, there has been an increase due to the increase in the fair value of the derivative liabilities embedded in convertible notes due in 2014 and 2017, partially offset by the reclassification to equity of the fair value of the embedded derivative of the convertible note due in 2019 because in 2014, the conversion option meets the definition of equity instrument (see Note 16.3).

The fair value amount recognized in the Consolidated Income Statement in the six month period ended June 30, 2014 for the financial instruments derivatives designated as hedging instruments is a loss of €35,267 thousand (loss of €46,280 thousand in the six month period ended June 30, 2013).

At the end of the six month period ended June 30, 2014, the net amount of the fair value of derivatives recorded directly in the Consolidated Income Statement as a result of not meeting all the requirements of IAS39 to be designated as accounting hedges represented a loss of €11,589 thousand (loss of €786 thousand for the six months ended June 30, 2013).

Note 12.-  Inventories

Inventories as of June 30, 2014 and December 31, 2013 are as follows:

Item	Balance as of 06.30.14	Balance as of 12.31.13
Goods for sale	7,180	15,817
Raw materials and other supplies	139,898	112,657
Work in progress and semi-finished products	1,750	1,160
Projects in progress	84,781	58,588
Finished products	89,202	64,582
Advance Payments to suppliers	41,128	78,177
Total	363,939	330,981

Note 13.-  Clients and other receivable accounts

The breakdown of Clients and Other Receivable Accounts as of June 30, 2014 and December 31, 2013 is as follows:

Item	Balance as of 06.30.14	Balance as of 12.31.13
Trade receivables	709,603	566,930
Unbilled revenues	503,044	488,883
Bad debt provisions	(76,995)	(64,047)
Tax receivables	690,298	640,567
Other debtors	231,584	237,639
Total	2,057,534	1,869,972

The fair value of Clients and other receivable accounts does not differ significantly from its carrying value.

Note 14.-  Share capital

As of June 30, 2014 the share capital amounts to €92,049,848.97 represented by two distinct classes of 839,769,720 shares completely subscribed and disbursed:

•             84,497,123 class A shares with a nominal value of 1 Euro each, all in the same class and series, each of which grants the holder a total of 100 voting rights (‘Class A Shares’).

•             755,272,597 class B shares with a nominal value of 0.01 Euros each, all in the same class and series, each of which grants One (1) voting right and which afford its holder economic rights identical to the economic rights of Class A shares as stated in article 8 of the Company’s by laws (‘Class B Shares’ and, together with class A shares, ‘Shares with Voting Rights’).

In accordance with notifications received by the company and in compliance with reporting requirements to communicate shareholding percentages and the information received from relevant parties, shareholders with a significant holding as of June 30, 2014 are as follows:

Shareholders	Share %
Inversión Corporativa IC, S.A. (*)	51.49
Finarpisa, S.A. (*)	6.17

(*) Inversión Corporativa Group.

On October 17, 2013, we carried out a capital increase of 250,000,000 Class B shares and on October 29, 2013 we issued, as a result of the exercise of the option to purchase additional shares to cover over-allotment by the underwriters of the capital increase, 37,500,000 additional Class B shares (‘greenshoe’ option). The shares were offered at a price of €1.80 per share, for total gross proceeds, including shares sold pursuant to the greenshoe option, of €517.5 million.

Moreover, the controlling shareholder, Inversión Corporativa IC, S.A., subscribed 35,000,000 shares with an investment of €63 million, so that following the capital increase the Inversión Corporativa group held a 57.79% shareholding. As part of the capital increase, the company and Inversión Corporativa IC, S.A. agreed a lock-up clause for a period of 180 days under the standard terms for these types of transactions, which terminated on April 24, 2014.

Class A and B shares are listed on the Madrid and Barcelona Stock Exchange and on the Spanish Stock Exchange Electronic Trading System (Electronic Market). Class A shares have been listed since November 29, 1996 and class B shares since October 25, 2012. The Company presents mandatory financial information on a quarterly and semiannual basis.

The new class B shares issued in the capital increased in 2013, are also listed on the NASDAQ Global Select Market in the form of American Depositary Shares (with five Class B shares exchangeable for one American Depositary Share).

On September 30, 2012, the Extraordinary General Shareholders’ Meeting approved a capital increase of 430,450,152 class B shares with a nominal value of €0.01per share, charged to our freely available reserves, which were been distributed for no consideration to all existing shareholders on the basis of four class B shares for each class A share or class B share which they hold. This General Shareholders’ Meeting approved a right of voluntary conversion for the class A shareholders to convert their class A shares with a nominal value of 1 Euro into class B shares with a nominal value of 0.01 Euros during pre-set windows until December 31, 2017. Following the exercise of this right, after each conversion window, a capital reduction has taken place and will take place, by reducing the par value of a number of converted class A shares to by 0.99 euros per share, with a credit to restricted reserves.

As a result of the aforementioned capital conversions, following the completion of the tenth conversion period as of July 15, 2014, the share capital amounts to €91,992,981.39 represented by two different classes of 839,769,720 shares completely subscribed and disbursed: 84,439,681 class A shares and 755,330,039 class B shares.

As of June 30, 2014 treasury stock amounted to 41,144,487 shares, which 5,513,168 are class A shares and 35,631,319 are class B shares.

Regarding the operations carried out during the period, the number of treasury stock purchased amounted to 6,919,106 class A shares and 57,146,153 class B shares and treasury stock transferred amounted to 6,788,834 class A shares and 56,141,245 class B shares, with a net result of €-246 thousand recognized in equity.

The General Shareholders’ meeting held on April 6, 2014 approved a dividend of €0.111 per share, which totals €91,637 thousand, compared to €38,741 thousand in the previous year. On April 6, 2014, the Ordinary General Shareholders’ Meeting approved the paid-up capital increase with the purpose of implementing the payment of the dividend for the fiscal year 2013 means of a ‘scrip dividend’.

On July 23, 2014 the period for trading the free allotment rights corresponding to the aforementioned capital increase ended. During the period established for such purpose, the holders of 351,867,124 free allotment rights (52,193,313 of which corresponding to Class A shares and 299,673,811 corresponding to Class B shares) entitled to accept the irrevocable commitment to purchase the referred rights made by Abengoa have done so. As such, On 22 April 2014, Abengoa proceed to acquire such rights in the total gross amount of € 39,057 thousand.

Note 15.-  Non-recourse financing (project financing)

There are certain entities within the Group for which, in general, the main commercial purpose is the long-term development of integrated products which are financed through non-recourse project finance.

15.1.                    The detail of Non-recourse financing of both non-current and current liabilities as of June 30, 2014 and December 31, 2013 are as follows:

Non-recourse financing	Balance as of 06.30.14	Balance as of 12.31.13
Non-Current	5,619,803	5,736,151
Current	699,298	584,799
Total Non-recourse financing	6,319,101	6,320,950

During the six month period ended June 30, 2014 there were no significant changes in non-recourse financing. The increase was mainly due to new financing obtained for the cogeneration projects in México (€129 million), new drawings related to transmission lines projects (182 million), the net effect of the bond issue in ATS and the repayment of the previous debt associated to the project (€70 million)  and the effect of translation differences mainly caused by the appreciation of the Brazilian real with respect to the Euro (€117 million). Additionally, non-recourse financing decreased due to the repayments of debt related to Solana project (€-324 million) and also to the classification of Linha Verde as held for sale (€-115 million).

15.2.                    The repayment schedule for Non-recourse project financing, as of June 30, 2014 is as follows and is consistent with the projected cash flows of the related projects.

Rest 2014	Between January and June 2015	Between July and December 2015	2016	2017	2018	2019	Subsequent years
573,998	125,300	540,191	646,001	364,308	238,171	344,165	3,486,967

Note 16.-  Corporate financing

16.1.                     The breakdown of the corporate financing as of June 30, 2014 and December 31, 2013 is as follows:

Non-current	Balance as of 06.30.14	Balance as of 12.31.13
Credit facilities with financial entities	1,975,090	1,959,339
Notes and bonds	2,853,687	2,638,083
Finance lease liabilities	27,137	27,093
Other loans and borrowings	100,704	110,630
Total non-current	4,956,618	4,735,145

Current	Balance as of 06.30.14	Balance as of 12.31.13
Credit facilities with financial entities	655,659	636,733
Notes and bonds	963,023	256,443
Finance lease liabilities	9,429	12,945
Other loans and borrowings	20,673	13,143
Total current	1,648,784	919,264

Total corporate financing	6,605,402	5,654,409

The increase in corporate financing during the six month period ended June 30, 2014 was mainly due to the increase of notes and bonds as a result of the issuance during march 2014 of the ordinary notes due 2021 for an amount of €500 million and due to the higher outstanding amount of Euro Commercial Paper (ECP) program, listed in the Irish Stock Exchange with one-year maturity.

16.2.                     Credit facilities with financial entities

As of June 30, 2014 the debt repayment calendar was as set out in the following table:

	Rest 2014		Between January and June 2015	Between July and December 2015	2016	2017	2018	2019	Subsequent years	Total
FSF 2012	208,718	*	—	505,114	681,043	—	—	—	—	1,394,875
EIB financing	109,096		—	—	—	—	—	—	—	109,096
ICO financing	51,401		—	49,942	50,000	—	—	—	—	151,343
Abener Energia SA financing	67,260		33,558	30,982	48,736	36,929	49,511	30,086	54,912	351,974
Instalaciones Inabensa SA financing	40,887		26,582	26,052	69,802	57,746	51,573	37,213	5,741	315,596
Remaining loans and credits	93,333		24,824	67,827	24,462	23,580	25,626	10,206	38,007	307,865
Total	570,695		84,964	679,917	874,043	118,255	126,710	77,505	98,660	2,630,749

(*) On July 21, 2014 there was a repayment of this amount as scheduled.

To ensure that the Company has sufficient funds to repay the debt with respect to its capacity to generate cash flow, Abengoa has to comply with a Corporate Net Debt/EBITDA financial ratio with the financial institutions.

According to the financing agreements, the maximum limit of this ratio is 3.0 for the years 2012, 2013 and until December 30, 2014 and 2.5 starting December 31, 2014. As of June 30, 2014, Corporate Net Debt/EBITDA financial ratio is 2.44.

16.3.                     Notes and bonds

The table below shows the maturities of the existing notes as of June 30, 2014:

	Rest 2014	Between January and June 2015	Between July and December 2015	2016	2017	2018	2019	2020	2021
Convertible notes Abengoa	100,100	—	—	—	250,000	—	400,000	—	—
Ordinary notes Abengoa	—	300,000	—	500,000	476,156	550,000	—	329,646	500,000
Euro-Commercial Paper Programme (ECP) (*)	225,446	310,054	—	—	—	—	—	—	—
Total	325,546	610,054	—	500,000	726,156	550,000	400,000	329,646	500,000

(*) With possibility of renewal

In accordance with IAS 32 and 39 and the Terms and Conditions of the issuance in all convertible notes except for the 2019 notes, since Abengoa has a contractual right to choose the type of settlement and one of these possibilities is paying through a variable number of shares and cash, the conversion option qualifies as an embedded derivative. Thus, the convertible notes are considered a hybrid instrument, which includes a component of debt and an embedded derivative for the conversion option held by the bondholder, except for the conversion option embedded in the 2019 notes, which qualifies as equity, and the notes are, thus, considered a compound financial instrument.

2014 Convertible notes

In relation to the Convertible notes for an amount of €200 million issued on July 24, 2009 and maturing on July 24, 2014, Abengoa, S.A. repurchased, on January 17, 2013 a nominal amount of €99.9 million, so its nominal amount is reduced to €100.1 million. The carrying value of the liability component of this note as of June 30, 2013 amounts to €99,556 thousand (€96,183 thousand as of December 31, 2013).

As of June 30, 2014, the fair value of the derivative liability embedded in the convertible note is €3,990 thousand, while its fair value as of December 31, 2013 amounted to €984 thousand. The increase in fair value has been recorded as an expense amounting to €3,006 in ‘Other finance expense’ in the Consolidated Income Statement for the six months ended June 30, 2014.

On the other hand, in order to partially hedge the derivatives embedded in the convertible notes, during the years 2011 and 2010 the Company purchased two call options over 7,000,000 Abengoa’s own shares with a strike price of €21.125 per share, maturing on July 24, 2014 (over 35,000,000 Abengoa’s shares with a strike price of €4.22 after the distribution of class B shares approved by the Extraordinary General Meeting held on September 30, 2012). The fair value of such call options as of December 31, 2013 was €419 thousand, while the fair value was €2,440 thousand on June 30, 2014. The increase in fair value has been recorded as a finance income amounting to €2,021 thousand recorded in ‘Other finance expense in the Consolidated Income Statement for the six months ended June 30, 2014.

On July 24, 2014, the convertible notes have matured, being cancelled in cash, according to its terms and conditions.

2017 Convertible notes

In relation to the €250 million convertible notes maturing in 2017 issued on February 3, 2010, the carrying value of the liability component of the note as of June 30, 2014 amounts to €210,031 thousand (€203,422 thousand as of December 31, 2013).

As of June 30, 2014, the fair value of the derivative liability embedded in the convertible note is €22,696 thousand, while its fair value as of December 31, 2013 amounted to €2,887 thousand. The increase in fair value has been recorded as an expense amounting to €19,809 thousand in ‘Other finance expense’ in the Consolidated Income Statement for the six months ended June 30, 2014.

On the other hand, in order to partially hedge the derivatives embedded in the convertible notes, during the years 2011 and 2010 the Company purchased two call options over 7,100,000 Abengoa’s own shares with a strike price of €30.27 per share, maturing on February 3, 2017 (over 35,500,000 Abengoa’s own shares with a strike price of €6.05 after the distribution of class B shares approved by the Extraordinary General Meeting held on September 30, 2012). The fair value of such call options as of December 31, 2013 was €2,322 thousand, while the fair value was €12,087 thousand on June 30, 2014. The increase in fair value has been recorded as a finance income amounting to €9,764 thousand recorded in ‘Other finance expense’ in the Consolidated Income Statement for the six months ended June 30, 2014.

On February 3, 2015, holders of the 2017 Convertible Notes will have the right to require Abengoa to redeem the 2017 Convertible Notes at the principal amount together with accrued and unpaid interest to such date.

2019 Convertible notes

In relation to the €400 million convertible notes maturing in 2019 issued on January 17, 2013, the carrying value of the liability component of the note as of June 30, 2014 amounts to €316,194 thousand (€309,249 thousand as of December 31, 2013).

At the beginning of 2014, the Board of Directors expressly and irrevocably stated, with binding effect, that in relation to the right conferred by Clause 6 (j) (Settlement in cash) of the Terms and Conditions of this convertible note, which grants Abengoa the right to choose the type of payment, the Company shall not exercise the cash settlement option in the event that noteholders decide to exercise their conversion right early during the period granted for that effect and Abengoa, S.A. shall therefore only settle this conversion right in shares. Accordingly, the fair value at the beginning of the year of the derivative liability embedded in the convertible note, which totaled €62,894 thousand, was reclassified as equity since after that date the conversion option meets the definition of an equity instrument.

Ordinary notes Abengoa 2021

On March 27, 2014, Abengoa Finance, S.A.U., a subsidiary of Abengoa, S.A., issued an ordinary bond for €500 million among qualified and institutional investors. In summary, the terms and conditions of the issue that were established definitively are:

a.              The bond was issued for an amount of €500 million and matures in seven (7) years (March 31, 2021).

b.              The notes will accrue fixed annual interest of 6.00%, payable every six months, on March 15 and September 15.

c.               The notes are jointly and severally guaranteed by Abengoa, S.A. and certain group subsidiaries.

Note 17.-  Trade payables and other current liabilities

Trade payable and other current liabilities as of June 30, 2014 and December 31, 2013 are shown in the following table:

Item	Balance as of 06.30.14	Balance as of 12.31.13
Trade payables for purchases of goods	3,379,705	3,707,470
Trade payables for services	1,086,971	1,121,466
Billings in excess and advance payments from clients	279,632	429,462
Remunerations payable to employees	52,198	37,017
Suppliers of intangible assets current	11,898	14,748
Other accounts payables	132,756	204,023
Total	4,943,160	5,514,186

Nominal values of Trade payables and other current liabilities are considered to approximate fair values and the effect of discounting them is not significant.

Note 18.-  Finance income and expenses

18.1.                     Finance income and expenses

The following table sets forth our Finance income and expenses for the six month periods ended June 30, 2014 and 2013:

	For the six months ended	For the six months ended
Finance income	06.30.14	06.30.13
Interest income from loans and credits	10,668	18,537
Interest rates benefits derivatives: cash flow hedges	4,968	20,074
Interest rates benefits derivatives: non-hedging	263	5,262
Total	15,899	43,873

	For the six months ended	For the six months ended
Finance expenses	06.30.14	06.30.13
Expenses due to interest:
- Loans from credit entities	(149,470)	(85,106)
- Other debts	(184,852)	(140,754)
Interest rates losses derivatives: cash flow hedges	(52,544)	(56,264)
Interest rates losses derivatives: non-hedging	(11,909)	(3,726)
Total	(398,775)	(285,850)

Net financial loss	(382,876)	(241,977)

For the six month period ended June 30, 2014 finance income has decreased when compared to the same period of the previous year, mainly due to lower income from the interest rates benefits derivatives as a result of income for the time value of interest rate options.

Finance expenses have increased for the six month period ended June 30, 2014 when compared to the same period of the previous year, mainly due to the increase in interest expenses from loans with credit entities because of the lower capitalization of interest expenses for financing projects under construction, thanks to various projects coming into operation, the higher interest accrued on other debts due to the new notes issued in the last quarter of 2013 and in the first quarter of 2014, as well as, the negative effect on the valuation of interest rate derivatives.

The net financial expenses for non-recourse financing project companies is €-173.984 thousand (€-54,693 thousand for the six month period ended June 30, 2013).

18.2.                     Other net finance income and expenses

The following table sets out ‘Other net finance income and expenses’ for the six month periods ended June 30, 2014 and 2013:

	For the six months ended	For the six months ended
Other finance income	06.30.14	06.30.13
Income on financial assets	940	287
Other finance income	6,706	9,317
Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares	—	94,466
Total	7,646	104,070

	For the six months ended	For the six months ended
Other finance expenses	06.30.14	06.30.13
Losses from partial repayment of the convertible notes due in 2014	—	(12,025)
Outsourcing of payables	(37,867)	(31,449)
Other financial losses	(25,579)	(39,782)
Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares	(11,030)	—
Commodity derivatives losses: cash flow hedge	(1,886)	—
Commodity derivatives losses: non hedge	(1,553)	(10,328)
Total	(77,915)	(93,584)

Other net finance income/expenses	(70,269)	10,486

For the six month period ended June 30, 2014 the heading ‘Other finance income’ has decreased when compared to the same period in the previous year mainly due to the change in fair value of embedded derivatives of the convertible notes, net of change in fair value of the call options over Abengoa’s own share, which hedge the embedded derivatives partially, amounting to a net gain of €94,466 thousand for the six month period ended June 30, 2013 (a loss of €11,030 thousand for the six month period ended June 30, 2014).

The heading ‘Other finance expenses’ has decreased for the six month period ended June 30, 2014 compared to the same period in the previous year mainly due to losses recorded for the six month period ended June 30, 2013, from the partial repayment of the convertible notes due in 2014 and losses from non effective commodity derivatives, as well as, the decrease in the heading ‘Other financial losses’, which include finance expenses mainly related to financial guarantees and letters of credit, to wire transfers and other bank fees, losses on available for sale financial assets and other minor finance expenses, partially offset by losses from the change in fair value of embedded derivatives of convertible notes due in 2014 and 2017 and the call options over Abengoa´s own share, as mentioned above.

The net  amount  of  ‘Other  incomes  and  financial expenses’ for non-recourse financing  project  companies  is  €-18,912 thousand (€-12,217 thousand in the six month period ended June 30, 2013).

Note 19.-  Income tax

19.1.                     The effective tax rate for the period presented has been established based on Management’s best estimates.

19.2.                    The effective tax rate for the six month period ended June 30, 2014 was lower than the effective tax rate for the same period in the previous year due to various incentives for exporting goods and services from Spain; investment and work in R&D+i activities; and the contribution to Abengoa’s profit from results from other countries.

19.3.                    On 20 June, 2014, the Council of Ministers in Spain received a report from the Ministry of Finance and Public Administrations about four proposed bills to reform the Spanish tax system, which include changing the general tax rate to 28% for 2015 and to 25% for 2016, among other measures (from 30% in 2014). As of the date of preparing these half-yearly financial statements, these laws have still not been definitively passed. Abengoa is in the process of evaluating the potential impact of this reform in relation to the net deferred tax assets recorded in the attached consolidated financial statements, which have been calculated according to existing regulations as of the reporting date.

Note 20.- Fair value of financial instruments

The information on the financial instruments measured at fair value, is presented in accordance with the following:

•             Level 1: assets or liabilities listed on active markets.

•             Level 2: Measured on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•             Level 3: Measured on inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following is a breakdown of the Group’s assets and liabilities measured at fair value as of June 30, 2014 and December 31, 2013 (except assets and liabilities with a carrying amount close to their fair value, non-quoted equity instruments measured at cost and contracts with components that cannot be measured reliably):

Category	Level 1	Level 2	Level 3	Balance as of 06.30.14
Non-hedging derivatives	—	(39,814)	—	(39,814)
Hedging derivatives	—	(305,276)	—	(305,276)
Available-for-sale	38	—	46,017	46,055
Total	38	(345,090)	46,017	(299,035)

Category	Level 1	Level 2	Level 3	Balance as of 12.31.13
Non-hedging derivatives	—	(78,844)	—	(78,844)
Hedging derivatives	—	(170,787)	—	(170,787)
Available-for-sale	4,449	—	45,758	50,207
Total	4,449	(249,631)	45,758	(199,424)

The financial instruments at fair value, determined from prices published in active markets (Level 1), consist of shares.

The majority of Abengoa’s portfolio comprises financial derivatives designated as cash flow hedges, is classified as level 2 and corresponds mainly to the interest rate swaps (see Note 11).

The caption Non-hedging derivatives accounting includes the fair value of the derivatives embedded in the convertible notes, the fair value of the call options over Abengoa’s own shares, as well as those derivatives purchased with the purpose of hedging a market risk (interest rate, foreign exchange or commodities) that do not fulfil all the requirements, according to IAS 39 to be recorded as hedges from an accounting point of view.

Level 3 corresponds mainly to the 3% interest held by Abengoa, S.A. in Yoigo, S.A., a Spanish telecom operator, recorded at fair value of €32,997 thousand and held through the ownership of Siema Investments, S.L. (a holding company owned 100% by Abengoa, S.A.).

The valuation method used to calculate the fair value was discounting cash flows based on its business plan, using as discount rate a weighted average cost of capital (WACC) of market, 10%. It also has been made a sensitivity analysis considering different discount rates and deviations of the business plan in order to ensure that potential valuation changes do not worsen in any case the fair value.

The following table shows the changes in the fair value of level 3 assets for the six month period ended June 30, 2014 and for the year ended December 31, 2013:

Movements	Amount
Beginning balance as of December 31, 2012	45,704
Gains and losses recognized in Equity	(568)
Change in consolidation, reclassifications and translation differences	622
Total as of December 31, 2013	45,758
Gains and losses recognized in Equity	434
Change in consolidation, reclassifications and translation differences	(175)
Total as of June 30, 2014	46,017

During the periods ended June 30, 2014 and December 31, 2013, there have not been any significant reclassifications amongst the three levels presented above.

Note 21.-  Earnings per share

21.1.                     Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares outstanding during the period.

	For the six months ended	For the six months ended
Item	06.30.14	06.30.13
Profit from continuing operations attributable to equity holders of the company	68,767	67,924
Profit from discontinuing operations attributable to equity holders of the company	—	(595)
Average number of ordinary shares outstanding (thousands)	839,770	538,063
Earnings per share from continuing operations (€ per share)	0.08	0.13
Earnings per share from discontinuing operations (€ per share)	—	—
Earnings per share from profit for the year (€ per share)	0.08	0.13

21.2.                     Diluted earnings per share

To calculate the diluted earnings per share, the average weighted number of ordinary shares issued and outstanding is adjusted to reflect the conversion of all the potential diluting ordinary shares.

The potential diluting ordinary shares held by the group correspond to the warrants on Class B shares issued in November 2011. The assumption is that all warrants will be exercised and a calculation is made to determine the number of shares that may have been acquired at fair value based on the monetary value of the subscription rights of the warrants still to be exercised. The difference between the number of shares issued assuming the exercise of the warrants, and the number of shares calculated based on the above, is included in the calculation of the income per diluted share.

	For the six months ended	For the six months ended
	06.30.14	06.30.13
Profit for the year
– Profit from continuing operations attributable to equity holders of the company	68,767	67,924
– Profit from discontinuing operations attributable to equity holders of the company	—	(595)
Profit used to determine the diluted earnings per share	68,767	67,329

Average weighted number of ordinary shares outstanding (thousands)	839,770	538,063
– Warrants adjustments (average weighted number of shares in outstanding since issue)	20,038	19,996
Average weighted number of ordinary shares affecting the diluted earnings per share (thousands)	859,808	558,059

Diluted earnings per share from continuing operations (€ per share)	0.08	0.12
Diluted earnings per share from discontinuing operations (€ per share)	—	—
Diluted earnings per share to the profit for the year (€ per share)	0.08	0.12

Note 22.-  Average number of employees

The average number of employees classified by category during the six month periods ended June 30, 2014 and 2013 was:

	Average number of employees for the six months ended 06.30.14			Average number of employees for the six months ended 06.30.13
Categories	Female	Male	% Total	Female	Male	% Total
Directors	69	506	2.0	76	560	2.3
Management	427	1,454	6.6	433	1,602	7.4
Engineers	1,335	3,405	16.5	1,284	3,195	16.3
Assistants and professionals	1,102	1,447	8.9	1,165	1,525	9.8
Operators	899	17,462	64.1	984	16,057	62.2
Interns	235	317	1.9	233	303	2.0
Total	4,067	24,591	100	4,175	23,242	100

During the six month period ended June 30, 2014 the average number of employees is 23% in Spain and 77% abroad.

Note 23.-  Transactions with related parties

Dividends distributed to related parties during the period amounted to €32,023 thousand (€17,182 thousand in December 31, 2013).

During 2014 the only transactions associated with related parties was the following:

•             Service provision agreement signed between Centro Tecnológico Palmas Altas, S.A. and Ms. Blanca de Porres Guardiola, which involved a consideration of €36 thousand.

These operations were subject to verification by the Abengoa Audit Committee.

Note 24.-  Employee remuneration and other benefits

Directors are remunerated as established in article 39 of the Bylaws. The remuneration of Directors is made up of a fixed amount as agreed upon at the General Shareholders’ Meeting, and is not necessarily equal for all directors. Additionally, they may participate in profit sharing programs, for a percentage between 5% and 10% (maximum) of the net income of the Company after the declaration of the dividends for the year. Travel expenses related to work undertaken by the board are reimbursed to Directors.

Additionally, for the six month period ended June 30, 2014 overall remuneration for key management of the Company (Senior Management which are not executive directors), including both fixed and variable components, amounted to €5,567 thousand (€8,100 thousand for the six month period ended June 30, 2013).

No advanced payments or credits are granted to members of the Board, nor are any guarantees or obligations granted in their favor.

As of June 30, 2014 there were €40,515 thousand in non-current personnel compensation obligations (€29,789 thousand as of December 31, 2013).

Note 25.-  Subsequent events

On July 21, 2014, the Board of Directors of Abengoa unanimously adopted, on a proposal from the Appointments and Remuneration Committee, a variable compensation plan. The beneficiaries will be approximately 350 managers of the group (including two members of the Board of Directors).

Since June 30, 2014, no other events have occurred that might significantly influence the information reflected in the Consolidated Condensed Interim Financial Statements, nor has there been any event of significance to the Group as a whole.

03 Interim management report

03

Interim management report

Interim management report June 2014

1.-  Organizational Structure and Activities

Abengoa, S.A. is the parent company of the Abengoa Group (referred to hereinafter as ‘Abengoa’, ‘the Group’ or ‘the Company’), which at the end of the six months ended June 30, 2014, was made up of 627 companies:

•             The parent company itself

•             582 subsidiary companies

•             20 associate companies and 24 Joint Ventures

Abengoa is an international company that applies innovative technology solutions for sustainability development in the energy and environment sectors, generating for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. The Company supplies engineering projects under the ‘turnkey’ contract modality and operates assets that generate renewable energy, produce biofuel, manage water resources, desalinate sea water and treat sewage.

Abengoa’s business is structured around three activities

•             Engineering and construction: includes our traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market and the development of thermo-solar technology. Abengoa is specialized in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others.

•             Concession-type infrastructures: groups together the company’s extensive portfolio of proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes Abengoa Yield, the operation of electric (solar, cogeneration or wind) energy generation plants and transmission lines. These assets generate low demand risk and the Company focuses on operating them as efficiently as possible.

•             Industrial production: covers Abengoa’s businesses with a commodity component, such as biofuels and industrial waste recycling (until the sale of shareholding in Befesa Medio Ambiente, S.L.U (Befesa). The Company holds an important leadership position in these activities in the geographical markets in which it operates.

2.-  Business Performance

2.1.                          Financial situation

a)        Application of new accounting standards

Standards, interpretations and amendments effective from January 1, 2014 under IFRS-EU, applied by the Group:

•             IAS 32 (Amendment) ‘Offsetting of financial assets and financial liabilities’. The IAS 32 amendment is mandatory for periods beginning on or after January 1, 2014 under IFRS-EU and under the IFRS approved by the International Accounting Standards Board, hereinafter IFRS-IASB, and is to be applied retroactively.

•             IAS 36 (Amendment) ‘Recoverable Amount Disclosures for Non-Financial Assets’. The IAS 36 amendment is mandatory for periods beginning on or after January 1, 2014 under IFRS-EU and IFRS-IASB.

•             IAS 39 (Amendment) ‘Novation of Derivatives and Continuation of Hedge Accounting’. The IAS 39 amendment is for periods beginning on or after January 1, 2014 under IFRS-EU and IFRS-IASB.

The applications of these amendments have not had any material impact on these Consolidated Condensed Interim Financial Statements.

In preparing these Consolidated Condensed Interim Financial Statements as of June 30, 2014, the Group has applied the following new standards and amendments that came into effect on January 1, 2014 under IFRS-IASB, and which have been applied early under IFRS-EU:

•             IFRIC 21 (Interpretation) “Levies”. The IFRIC 21 is mandatory for periods beginning on or after January 1, 2014 under IFRS-IASB and for periods beginning on or after June 17, 2014 under IFRS — EU.

The amendments and interpretations effective from January 1, 2014 have not had any significant impact on these Consolidated Condensed Interim Financial Statements.

b)        Changes in consolidation

Initial Public Offering of Abengoa Yield Plc

On June 18, 2014 Abengoa Yield Plc (“Abengoa Yield”), a wholly-owned subsidiary of Abengoa, closed its initial public offering of 28,577,500 ordinary shares, including the exercise in full of the option to purchase additional shares to cover over-allotment by the underwriters of the initial public offering (“greenshoe option”). These shares were offered at a price of U.S. $29 per share for total gross proceeds of $828.7 million (€611.0 million) before fees and all the expenses related to the initial public offering.

Abengoa Yield’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014.

Abengoa Yield is a dividend growth-oriented company formed to serve as the primary vehicle through which Abengoa will own, manage and acquire renewable energy, conventional power and electric transmission lines and other contracted revenue-generating assets, initially focused on North America and South America, as well as Europe.

Abengoa Yield Limited was incorporated on December 17, 2013. On March 17, 2014, the General Shareholders Meeting approved its conversion to Plc, with effect on March 19, 2014. Prior to the closing of the offering, Abengoa has contributed to Abengoa Yield ten concessional assets, certain holding companies and a preferred equity investment in ACBH (a subsidiary of Abengoa is engaged in the development, construction and management of transmission lines in Brazil). In exchange for this asset transfer, Abengoa has received a 64.28% interest in Abengoa Yield and U.S.$779.8 million (€575.0 million) in cash, corresponding to the net proceeds of the initial public offering after deducting underwriting fees and all the expenses related to the initial public offering.As a result of the Initial Public Offering, Abengoa has recorded Non-controlling interest amounting to €488.9 million, corresponding to the book value of the 35.72% stake in Abengoa Yield sold and an impact in Equity amounting to €86 million, for the difference between the net proceeds and the book value of the net assets transferred.

Assets held for sale -shares in Linha Verde Transmissora de Energía S.A.

The Company has signed with Centrais Elétricas do Norte do Brasil S.A (Eletronorte) a share purchase agreement to sell its 51% stake in Linha Verde Transmissora de Energía S.A. (“Linha Verde”), a company with a concession of an electric transmission line in Brazil which is currently in pre-operational stage. The sale is subject to the closing conditions customary for the sale of these types of assets.

Given that as of that date the subsidiary is available for inmediate sale and the sale is highly probable, the Company has classified the assets and liabilities of Linha Verde as held for sale in the Consolidated Statement of Financial Position as of June 30, 2014. Until closing of the sale transaction, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

The expected cash proceeds will be approximately €13.3 M.

c)         Main figures

Financial Figures

•             Revenues increased by 0.1% to €3,405 M compared to the same period in 2013.

•             Ebitda increased by 30.9% to €695 M compared to the same period the previous year.

	Balance as of 06.30.14	Balance as of 06.30.2013	Var (%)
Consolidated P&L
Revenues	3,405	3,402	+0.1%
Ebitda	695	531	+30.9%
Operating Profit	20.4%	15.6%
Net Profit	69	67	+2.1%
Statement of Financial Position *
Total Assets	22.,902	21,153	+8.3%
Total Equity	2,664	1.893	+40.7%
Total Net Debt	(2,442)	(2,446)	(0.2)%
Share Performance
Last quote (€/share B)	3.85	1.55	+148.4%
Capitalization (shares A+B) (M€)	3,307	864	+282.8%
Daily Effective Volume (M€)	36,5	4,8	+656,3%

* 2013 Data as of december 31, 2013

Operating Figures

•             The international activity represents 86.2% of the consolidated revenues, with North America (USA & Mexico) being the leading region accounting for 39% of the total.

•             The Engineering backlog as of June 30, 2014 was €7,671 M, 13% higher than backlog as of December 31, 2013.

Key operational	2014	2013
Transmission lines (km)	2,768	1,631
Water Desalination (Cap. ML/day)	660	660
Cogeneration (GWh)	743	693
Solar Power Assets (MW)	1,223	843
Biofuels Production (ML/year)	3,175	2,175

d)        Consolidated income statement

	H1 2014	H1 2013	Var (%)
Revenues	3,405	3,402	+0.1%
Operating expenses	(2,710)	(2,872)	(5.6)%
Depreciation and amortization	(234)	(238)	(1.9)%
I. Net Operating Profit	461	292	+57.6%
II. Finance Cost, net	(454)	(237)	+91.5%
III. Share of (loss)/(profit) of associates	3	(6)	n.a.
IV. Profit Before Income Tax	10	49	n.a.
V. Income tax expense	43	35	+23.0%
VI. Profit for the year from continuing operations	53	84	(37.4)%
Profit (loss) from discontinued operations, net of tax	0	(1)	n.a.
Profit for the year	53	83	(37.0)%
VII. Non-controlling interests	16	(16)	n.a.
Net income attributable to the parent company	69	67	+2.1%

Revenues

Abengoa’s consolidated revenues for the first half of 2014 remain stable €3,405 M compared to the same period of 2013, mainly due to a lower revenue in Engineering and Construction as a result of the completion of major projects, such as the Solana solar-thermal plant in the USA and the Solaben 1 and 6 solar-thermal plants in Spain, lower level of execution in projects that will end this year, such as the Mojave solar-thermal plant in the USA, the Norte transmission line in Brazil or the Palmatir wind farm in Uruguay and the depreciation of the USA dollar and Brazilian real against the euro compared to the same period of the previous year. This fall in Engineering and Construction has been compensated by higher revenues in the activity of Concession-type Infrastructures, as a consequence of the implementation of several concessions during the last quarters, such as the Manaus transmission line in Brazil and ATS transmission line in Peru, the cogeneration plant for Pemex in Mexico and Solana solar-thermal plant in the United States, among others.

Ebitda

EBITDA for the first half of 2014 was €695 M, an increase of 30.9% compared to €531 M in the same period of the previous year. This increase is mainly due to the fact that the three activities have reached a higher EBITDA than the previous year, emphasizing the greater contribution of Concession activities, and the margin increase in Bioenergy.

Net Financial Expense

The net financial expense increased from -€237 M in the first quarter of 2013 to -€454 M in the same period in 2014. This increase was mainly due to the increase in interest expenses from loans with credit entities due to the lower capitalization of interest expenses for financing projects under construction, as a result of the entry in operations of various major projects; also due to the higher interest accrued on other debts as a consequence of the new notes issued in the last quarter of 2013 and first quarter of 2014, as well as, the negative effect on the valuation of interest rate derivatives and the change in fair value of embedded derivatives of the convertible notes.

Corporate Income Tax

Corporate income tax increased from a benefit of €35 M in the first three months of 2013 to a benefit of €43 M for the same period in 2014 and was affected by various incentives for exporting goods and services from Spain; investment in R&D+i activities and the contribution to Abengoa’s profit from results from other countries; as well as existing tax legislation.

Profit for the year from continuing operations

Given the above, Abengoa’s income from continuous operations fell by 37.4%, from €84 M in the first quarter of 2013 to €53 M for the same period in 2014.

Profit from discontinued operations, net of tax

Includes income from Befesa sold in June 2013.

Profit for the year attributable to the parent company

The profit attributable to Abengoa’s parent company increased by 2.1% from €67 M for the first half of 2013 to €69 M for the same period of 2014.

e)         Results by activities

Abengoa Business result related to different business activities has been as follows:

	Revenue			Ebitda			Margin
Item	H1 2014	H1 2013	Var (%)	H1 2014	H1 2013	Var (%)	H1 2014	H1 2013
Engineering and construction
E&C	2,068	2,182	(5.2)%	366	350	+4.6%	17.8%	16.0%
Total	2,068	2,182	(5.2)%	366	350	+4.6%	17.8%	16.0%

Concession-type infrastructure
Solar	158	112	+41.2%	107	69	+56.4%	68.1%	61.5%
Water	21	21	(0.2)%	14	16	(14.1)%	67.7%	78.7%
Transmission lines	31	25	+26.4%	20	15	+32.7%	66.0%	63.0%
Cogeneration and others	13	28	(54.5)%	3	6	(54.3)%	19.7%	19.6%
Abengoa Yield	124	51	+140.7%	100	34	+192.0%	80.8%	66.6%
Total	346	236	+46.3%	245	140	+74.4%	70.6%	59.3%

Industrial production
Bioenergy	991	984	+0.7%	84	41	+107.1%	8.5%	4.1%
Total	991	984	+0.7%	84	41	+107.1%	8.5%	4.1%

Total	3,405	3,402	+0.1%	695	531	+31.1%	20.4%	15.6%

Prior period segment financial information has been restated to conform to the new structure, according to IFRS 8 “Operating Segments”

Engineering & Construction

Revenues in Engineering and Construction fell by 5,2% to €2,068 M compared to € 2,181 M the previous year, while EBITDA increased by 4.6% to €366 M versus €350 M in the first half 2013. The decline in revenues was mainly as the result of the finalization in the execution of various major projects, such as the Solana solar-thermal plant in the USA and the Solaben 1 and 6 solar-thermal plants in Spain; a lower level of execution in projects that will be completed this year, such as the Mojave solar-thermal plant in the USA, the Norte transmission line in Brazil or the Palmatir wind plant in Uruguay and the depreciation of the USA dollar and Brazilian real against the euro compared to the same period of the previous year.

These declines were partially offset by a higher execution in combined cycle plants in Mexico and the USA and new transmission lines in Brazil, as well as the execution of a solar-thermal project, Cerro Dominador, in Chile.

Concession-type Infrastructures

Revenues in Concession-type Infrastructures increased by 46.3%, to €346 M compared to €236 M in the same period of 2013, while EBITDA increased by 74.4% from €140 M during the first half of 2013 to €245 M for the same period of 2014. These increases were primarily due to the contribution of several concessional assets that were brought in operation during the last halfs. These assets were the Manaus transmission line in Brazil and the ATS line in Peru, the cogeneration plant for Pemex in Mexico and the Solana solar-thermal plant in the USA, among others.

Industrial Production

Bioenergy revenues increased by 0.7%, to €991 M compared to €984 M in the same period of 2013, EBITDA rose from €41 M in the first half of 2013 to €84 M in the first half of 2014, mainly driven by higher margins in the USA during the first six months of the year caused by an improvement in the Crush Spread.

f)          Consolidated Balance Sheet

Consolidated Balance Sheet

A summary of Abengoa’s consolidated balance sheet for June 30, 2014 and December 31, 2013 is given below, with main variations:

	30.06.2014	31.12.2013	Var (%)
Assets
Intangible assets	860	842	+2.1%
Tangible fixed assets	1,259	1,274	(1.1)%
Fixed assets in projects	10,711	9,914	+8.0%
Financial in associates	1,008	836	+20.6%
Financial investments	663	761	(12.9)%
Deferred tax assets	1,371	1,281	+7.0%
Non-current assets	15,872	14,908	+6.5%
Inventories	364	331	+10.0%
Clients and other receivable accounts	2,058	1,870	+10.0%
Financial investments	1,261	926	+36.2%
Cash and cash equivalents	2,994	2,952	+1.4%
Assets held for sale	353	166	+112.2%
Current assets	7,030	6,245	+12.6%

Total Assets	22,902	21,153	+8.3%

•             Non-current Assets increased by 6.5% compared to the same period of the previous year, reaching €15,872m, mainly due to an increase in fixed assets for construction projects connected to cogeneration solar and wind activities and transmission lines, as well as an increase of Investments in Associates due to equity contributions by Solar and Bioenergy to companies that consolidate by equity (Hugoton, Kaxu, Khi and Mojave) and the appreciation of the Brazilian real and the US dollar with respect to the Euro during the period.

•             Current Assets increased by 12.6% compared to the same period of the previous year, reaching €7,030m, mainly due to an increase in customer balance (due to the higher activity in solar and bioenergy segments), and financial investment (due to the maturity of some deposits as of guarantee of certain projects), as well as to the reclassification of Linha Verde discontinued assets from long-term assets to assets held for sale.

	30.06.2014	31.12.2013	Var (%)
Shareholders’ Equity and Liabilities (M€)
Capital and reserves	1,547	1,321	+17.1%
Non-controlling interest	1,117	572	(95.2)%
Total Equity	2,664	1,893	+40.7%
Long-term non-recourse financing	5,620	5,736	(2.0)%
Corporate financing	4,957	4,735	+4.7%
Grants and other liabilities	930	646	+43.9%
Provisions and Contingencies	85	78	+8.5%
Derivative financial instruments	340	267	+27.5%
Deferred tax liabilities and Personnel liabilities	339	327	+3.5%
Personnel Liabilities	40	30	+36.0%
Total non-current liabilities	12,311	11,819	+4.2%
Short-term non-recourse financing	699	585	+19.6%
Corporate financing	1,649	919	(79.4)%
Trade payables and other current liabilities	4,943	5,514	(10.4)%
Current tax liabilities	299	247	+21.1%
Derivative financial instruments	50	45	+12.9%
Provisions for other liabilities and expenses	8	10	(16.4)%
Liabilities held for sale	279	121	+130.2%
Total current liabilities	7,927	7,441	+6.5%

Total Shareholders’ Equity and Liabilities	22,902	21,153	8.3%

•             Shareholder´s equity raise by 40.7% is mainly due to an increase in non-controlling interest after Abengoa Yield’s initial public offering.

•             Non-current Liabilities increased by 4.2% compared to the same period of the previous year, mainly due to the €500m bond issued in March 2014.

•             Current Liabilities increased by 6.5% compared to the same period of the previous year, due to the reclassification of a €300m ordinary bond from long-term to maturing in February 2015, for the increase in notes issued within the “Euro Commercial Paper (ECP)” program partly compensated by a reduction of suppliers after the completion of major projects executed in 2013, such as Solana.

Composition of Net Debt

	30.06.2014	31.12.2013	30.06.2013
Total net corporate debt	2,442	2,421	2,446

LTM Ebitda corporate entities	967	975	753

Corporate Net Debt / Corporate Ebitda	2.5	2.5	3.2

g)         Consolidated cash flow statements

A summary of the Consolidated Cash Flow Statements of Abengoa for June 30, 2014 and year ended 2013 with the main variations per item, are given below:

	H1 2014	H1 2013	Var (%)
Profit for the year from continuing operations	52	84	(37.4)%
Non-monetary adjustments	511	340	+50.3%
Profit for the year from continuing operations adjusted by non monetary items	563	424	+33.0%
Variations in working capital and discontinued operations	(738)	(69)	+971.7%
Income tax paid	1	15	(93.3)%
Interest received/paid	(357)	(243)	+46.9%
Discontinued operations	0	35	(100.0)%
A. Net Cash Flows from operating activities	(531)	161	(429.7)%
Investments	(1,228)	(1,031)	+19.2%
Disposals	35	19	+86.3%
B. Net Cash Flows from investing activities	(1,193)	(1,012)	+17.9%
Initial Public Offering of subsidiaries	611		n.a.
Other disposals and repayments	1,132	571	+98.2%
C. Net Cash Flows from financing activities	1,743	571	+205.1%

Net increase/(decrease) of cash and equivalent	19	(280)	(106.8)%
Cash at beginning of year	2,952	2,413	+22.3%
Translation differences cash or equivalent	25	(10)	(353.9)%
Activities held for sale	(2)		n.a.
Discontinued operations		(76)	+100.0%
Cash and cash equivalent at end of year	2,994	2,047	+46.2%

•             Cash flows from Operating Activities reach €-531m mainly due to changes in the working capital resulting from the completion of major projects (Solana in the United States) and a lower execution volume in projects to be ended this year (Mojave in the United States, Norte in Brazil or Palmatir in Uruguay), partially offset by a higher execution in combined cycle plants in Mexico and the USA and new transmission lines in Brazil, as well as the execution of a solar-thermal project, Cerro Dominador, in Chile.

•             Regarding Investment Activity cash flows, the net cash outflow is €-1,193m, mainly caused by the implementation of different solar, transmission line, cogeneration, second-generation Bioenergy and wind energy projects.

•             In terms of Financing Activity cash flows, it is to be noted the net cash generation that amounts to €1,743m, mainly resulting from a new corporate funding (bond issue and ECP), new non-recourse project financing and Abengoa Yield’s capital increase.

3.-                       Liquidity and capital resources

a)             Pending Capex as of June 30, 2014

The nature and maturity of future investment commitments are detailed as follows:

Main projects in execution

	2014 (M€)				2015 (M€)				2016+ (M€)
Consolidated Concessions Capex	Pending Capex	Corp. Capex	Partners	Debt	Pending Capex	Corp. Capex	Partners	Debt	Pending Capex	Corp. Capex	Partners	Debt
Mojave[1]	98	11	0	87	0	0	0	0	0	0	0	0
South Africa 100 MW1	55	5	5	45	28	3	2	23	0	0	0	0
South Africa 50 MW1	45	6	6	33	0	0	0	0	0	0	0	0
Cadonal S.A.	32	11	11	10	2	1	1	0	0	0	0	0
Tenes	21	2	2	17	0	0	0	0	0	0	0	0
Ghana	17	3	2	12	0	0	0	0	0	0	0	0
Acueducto Zapotillo	53	16	20	17	143	45	64	34	140	45	66	29
Norte Brasil	47	22	21	4	0	0	0	0	0	0	0	0
ATN 3	11	0	0	11	61	35	0	26	17	6	0	11
Hospital Manaus	93	0	0	93	12	0	0	12	0	0	0	0
Limited Equity Investment[2]
Xina[2]	145	15	22	108	320	32	49	239	201	20	29	152
Ashalim[2]	145	0	54	91	358	54	0	304	300	0	0	300
Corfo CSP Plant[2]	267	35	82	150	434	51	120	263	373	27	62	284
A3T2	132	32	0	100	151	38	0	113	103	23	0	80
Nicefield[2]	44	3	3	38	69	8	8	53	0	0	0	0
Agadir[2]	18	2	5	11	47	3	7	37	19	1	4	14
SAWS[2]	0	0	0	0	618	31	29	558	0	0	0	0
New Brazillian T&D Lines[2]	123	9	22	92	630	43	101	486	1,330	96	223	1,011
India T&D Line[2]	6	3	1	2	13	0	0	13	35	1	3	31
Industrial Production
Hugoton[1]	67	2	38	27	0	0	0	0	0	0	0	0

Total Equity Capex		177				344			219

						Total Amounts (M€)
Consolidated Concessions Capex	Capacity	Abengoa (%)	Country	Entry in Operation	Total Investment	Pending Capex	Corporate Capex	Partners	Debt
Mojave[1]	280 MW	100%	US	Q3 14	1,137	98	11	0	87
South Africa 100 MW1	100 MW	51%	S.Africa	Q4 14	540	83	8	7	68
South Africa 50 MW1	50 MW	51%	S.Africa	Q1 15	282	45	6	6	33
Cadonal S.A.	50 MWH	50%	Uruguay	Q1 15	87	34	12	12	10
Tenes	200,000 m3/day	51%	Algeria	Q3 14	193	21	2	2	17
Ghana	60,000 m3/day	56%	Ghana	Q1 15	92	17	3	2	12
Zapotillo Water Project	3,80 m3/seg	100%	Mexico	Q1 17	502	336	106	150	80
Norte Brasil (Rio madeira)	2,375 km	51%	Brazil	Q3 14	932	47	22	21	4
ATN 3	355 km	100%	Peru	Q3 16	116	89	41	0	48
Hospital Manaus	300 beds	60%	Brazil	Q2 15	167	105	0	0	105
Limited Equity Investment[2]
Xina	100 MW	40%	S.Africa	Q4 16	666	666	67	100	499
Ashalim	110 MW	50%	Israel	Q2 17	803	803	54	54	695
Corfo CSP Plant	110 MW	30%	Chile	2017	1,074	1,074	113	264	697
A3T	240 MW	100%	Mexico	Q1 17	919	386	93	0	293
Nicefield	70 MWH	100%	Uruguay	Q4 15	113	113	11	11	91
Agadir	100,000 m3/day	51%	Morocco	Q4 16	85	84	6	16	62
SAWS	175,000 m3/day	51%	EEUU	Q4 19	618	618	31	29	558
New Brazilian T&D Lines	5786 km	30%	Brazil	Q1 16-17	2,370	2,083	148	346	1,589
India T&D Line	115 km	51%	India	2017	54	54	4	4	46
Industrial Production
Hugoton[1]	100 ML	100%	US	Q2 14	546	67	2	38	27
				Total Equity Capex			740

(1)This project falls under the scope of IFRS 10 and is therefore consolidated through equity method until entry into operation

(2)Projects where financing and/or partner’s contribution still pending to be secured

4.-                       Information on the foreseeable evolution of the Group

To estimate the outlook for the Group, it is important to take into account the evolution and development achieved in recent years, which forms the basis of the company’s growth prospects in the medium term. The Group’s strategy in the medium term is based on the growing contribution of the activities linked to the markets for the environment, renewable fuels (bioenergy), solar power and the ongoing development of the engineering and construction activities.

Furthermore, the strengthening of Abengoa’s capacity in the environmental services market through Befesa Medio Ambiente, S.A.; a greater bioethanol production capacity, as well as the development of the solar business will all contribute to boosting the company’s long-term outlook. In so far as it achieves its current forecasts, Abengoa has new activity base that will offer stability and continuity in the coming years.

With its current reserves, taking into account the improved flexibility of the organizational structure, the specialization and diversification of activities, and the investment opportunities identified in the domestic market and the company’s competitiveness in the international market, as well as the exposure of part f its activities to the sale of commodities and non-Euro currencies, the Group is clearly in a position to continue making positive progress in the future.

5.-                       Management of Financial Risk

Abengoa’s activities undertaken through its operations segments are exposed to various financial risks:

•             Market risk: The company is exposed to market risk such as the movement in foreign exchange rates, interest rates and commodities prices. To hedge such exposure, Abengoa uses currency forward contracts, options and interest rate swaps as well as futures contracts for commodities. The Group does not generally use derivatives for speculative purposes.

•             Credit risk: Trade debtors and other receivables, financial investments and cash equivalents are Abengoa’s main financial assets and therefore present the greatest exposure to credit risk in the event that third parties do not fulfill their obligations.

•             Liquidity risk: Abengoa’s financing and liquidity objectives are to ensure that the company has sufficient funds available on an ongoing basis to honor all upcoming financial commitments and obligations.

•             Capital Risk: the Company manages capital risk to ensure the continuity of the activities of its subsidiaries from an equity standpoint by maximizing the return for the shareholders and optimizing the structure of equity and debt in the respective companies or projects.

The risk management model attempts to minimize the potential adverse impact of such risks upon the Group’s financial performance. Risk is managed by the Group’s Corporate Finance Department, which is responsible for identifying and evaluating financial risks in conjunction with the Group’s operating segments, quantifying them by project, region and company.

Additionally, the sources of finance are diversified, in an attempt to prevent concentrations that may affect our liquidity risk.

Written internal risk management policies exist for global risk management, as well as for specific areas of risk, such as foreign exchange risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives and the investment of cash surpluses.

In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

6.-                       Information on research and development activities

Abengoa has continued to increase its efforts in R&D&i during 2014 (despite the prolonged global technology crisis), convinced that in order to achieve real future benefits, such investment requires continuity that cannot be disturbed by crises or economic cycles. Investment in R+D+i for the six month period ended June 30, 2014 was €31.9 million. Part of our R+D+i  development effort (€ 27.9 million) is capitalized and gets amortized.

Furthermore, the Group has reinforced its presence, and in some cases its leadership, in different public and private institutions and forums in which cooperation between large technology companies is encouraged and where the short and long-term future of R&D&i is decided.

7.-                       Stock Exchange Evolution

According to data provided by Bolsas y Mercados Españoles (BME), in the first half of 2014 a total of 106,860,491 Class A shares and 1,253,402,622 Class B shares in the company were traded, equivalent to an average daily trading volume of 854,884 Class A shares and 10,027,221 Class B shares, The average daily traded cash volume was €3.4 M for Class A shares and €33.1 M for Class B shares.

	A-Shares		B-Shares
Share evolution	Total	Daily	Total	Daily
Volume (thousands of shares)	106,860	855	1,253,402	10,027
Volume (M€)	422	3	4.139	33

Quotes		Data		Data
Last	4.72	30 jun	3.85	30 jun
Maximun	4.96	20 jun	4.30	20 jun
Average	3.83		3.19
Minimun	2.37	02 ene	2.12	02 ene

The last price of Abengoa’s shares in the first half of 2014 was 4.715 euros for Class A shares, some 95% higher than at the end of 2013; and 3.852 euros per Class B share, 77% higher than the close of 2013.

Since its IPO in November 29, 1996, the value of the company has risen by 1,536%, which means its initial value has increased more than 16 times. The selective IBEX-35 index has risen by 129% during the same period.

8.-                       Information on the purchase of Treasury Shares

On November 19, 2007, the company entered into a liquidity agreement on class A shares with Santander Investment Bolsa, S.V. Replacing this liquidity agreement, on January 8, 2013, the company entered into a liquidity agreement on class A shares with Santander Investment Bolsa, S.V. in compliance with the conditions set forth in CNMV Circular 3/2007 of December 19. On November 8, 2012, the company entered into a liquidity agreement on class B shares with Santander Investment Bolsa, S.V. in compliance with the conditions set forth in CNMV Circular 3/2007 of December 19.

At June 30, 2014, the balance of treasury shares held was 41,144,487 shares.

Regarding the operations carried out during the period, the number of treasury stock purchased amounted to 6,919,106 class A shares and 57,146,153 class B shares and treasury stock transferred amounted to 6,788,834 class A shares and 56,141,245 class B shares, with a net result of € -246 thousand recognized in equity.

9.-                       Dividends

The General Shareholders’ meeting held on April 6, 2014 approved a dividend of €0.111 per share, which totals €91,637 thousand, compared to €38,741 thousand in the previous year. On April 6, 2014, the Ordinary General Shareholders’ Meeting approved the paid-up capital increase with the purpose of implementing the payment of the dividend for the fiscal year 2013 means of a ‘scrip dividend’.

On July 23, 2014 the period for trading the free allotment rights corresponding to the aforementioned capital increase ended. During the period established for such purpose, the holders of 351,867,124 free allotment rights (52,193,313 of which corresponding to Class A shares and 299,673,811 corresponding to Class B shares) entitled to accept the irrevocable commitment to purchase the referred rights made by Abengoa have done so. As such, On 22 April 2014, Abengoa proceed to acquire such rights in the total gross amount of € 39,057 thousand.

10.-                Relevant Events reported to the CNMV

•             Written Communication of 17/01/14, Capital reduction to meet requests to convert the company’s Class A shares into Class B shares.

•             Written Communication of 11/02/14, Quarterly information on the Class B liquidity agreement with Santander Investment Bolsa, S,V, corresponding to the fifth quarter of transactions carried out under the liquidity agreement.

•             Written Communication of 20/02/14, Half-yearly financial information relating to the second half of 2013, CNMV file format.

•             Written Communication of 24/02/14, Quarterly information on the Class A liquidity agreement with Santander Investment Bolsa, S,A.

•             Written Communication of 26/02/14, Admission to trading of the new Class B shares at the end of the eighth partial conversion period.

•             Written Communication of 03/03/14, Confidential filing with the SEC in the USA about a “yieldco” vehicle.

•             Written Communication of 04/03/14, Notice of the Ordinary General Shareholders’ Meeting.

•             Written Communication of 12/03/14, Report of 20 February 2014 on Abengoa’s process of submitting its financial statements for 2013.

•             Written Communication of 12/03/14, Supplementary filing clarifying Significant Event Nº, 201810.

•             Written Communication of d 19/03/14, Filing of Financial Statements in format “20-F” with the US Securities and Exchange Commission (SEC) .

•             Written Communication of 21/03/14, Pricing of the bond issue by Abengoa Finance, S,A,U, for €500 M.

•             Written Communication of 04/01/14 Abengoa Yield plc (“Abengoa Yield”) has filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (the “SEC”).

•             Written Communication of 04/07/14 Ordinary General Shareholders Meeting’ Resolutions.

•             Written Communication of 04/07/14 Capital increase with the purpose of implementing the payment of the dividend for the fiscal year 2013 by means of a “scrip dividend”.

•             Written Communication of 04/23/14 Implementation of the paid-up capital increase approved by the General Shareholders’ Meeting of Abengoa held on 6 April 2014.

•             Written Communication of 04/24/14 Reduction in share capital to meet requests for conversion of “class A” shares into “class B” shares of the Company.

•             Written Communication of 04/28/14 Abengoa Yield plc (“Abengoa Yield”) has filed an amendment to the registration statement on Form F-1 submitted to the U.S. Securities and Exchange Commission on April 1, 2014 in anticipation of a proposed initial public offering of the ordinary shares of Abengoa Yield.

•             Written Communication of 04/30/14 Admission to trading on the Stock Exchanges of Madrid and Barcelona of the New Class B Shares resulting from the exercise of the Conversion Right and the Capital Increase New Shares of Abengoa, S.A.

•             Written Communication of 05/13/14 Abengoa Yield plc has filed a new draft of the registration statement on Form F-1 that was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 1, 2014 and updated on April 28, 2014, in anticipation of a proposed initial public offering of the ordinary shares of Abengoa Yield.

•             Written Communication of 05/14/14 Quarterly Financial Information regarding the first quarter of 2014. Annex. Evolution of Business.

•             Written Communication of 05/14/14 Quarterly Financial Information regarding the first quarter of 2014. File in CNMV format.

•             Written Communication of 05/16/14 Quarterly Information of the contract of liquidity of shares class B with Santander Investment Bolsa S.V.

•             Written Communication of 05/22/14 Quarterly Information Class A liquidity agreement with Santander Investment Bolsa, S.A.

•             Written Communication of 06/02/14 Abengoa Yield plc, wholly-owned subsidiary of Abengoa, intends to commence an initial public offering of its ordinary shares for expected gross proceeds of approximately USD 600 M.

•             Written Communication of 06/02/14 Approval by the Board of Directors of Related Party Protocol between the Company and Abengoa Yield plc.

•             Written Communication of 06/12/14 Pricing of the initial public offering of shares of Abengoa Yield.

•             Written Communication of 06/12/14 Abengoa Yield: exercise of the over-allotment option.

•             Written Communication of 06/23/14 Nomination of Secretary of the Board.

11.-                Subsequent events

On July 21, 2014, the Board of Directors of Abengoa unanimously adopted, on a proposal from the Appointments and Remuneration Committee, a variable compensation plan. The beneficiaries will be approximately 350 managers of the group (including two members of the Board of Directors).

Since June 30, 2014, no other events have occurred that might significantly influence the information reflected in the Consolidated Condensed Interim Financial Statements, nor has there been any event of significance to the Group as a whole.